As confidentially submitted to the Securities and Exchange Commission on September 30, 2013

pursuant to the Jumpstart our Business Startups Act

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 CONFIDENTIAL SUBMISSION ON

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

TANTECH HOLDINGS LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands (State or other jurisdiction of incorporation or organization)	2400 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

c/o Zhejiang Tantech Bamboo Technology Co., Ltd No. 10 Cen Shan Road, Shuige Industrial Zone Lishui City, Zhejiang Province People’s Republic of China +86-578-226-2305	CT Corporation System 111 Eighth Avenue New York, New York 10011 (800) 624-0909
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony W. Basch, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 (804) 771-5700 – telephone (804) 771-5777 – facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee
Common Shares	[_____]	(2)	$	[_____]	$	[_____]	$	[_____]
Underwriter’s Warrant to purchase shares of common stock	1			-		-		-	(3)
Shares underlying Underwriter’s Warrant(4)	[_____]			[_____]		[_____]		[_____]
Total	[_____]		$	[_____]		$12,000,000		$1,637	(5)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Please note that, while this amount represents the sale of shares at the maximum aggregate price per share, the remainder of the registration statement assumes the sale of shares at the midpoint of the price range set forth therein.

(2)	Includes [_____] of the Registrant’s common shares subject to an option granted to the underwriter solely to cover overallotments, if any.

(3)	No fee required pursuant to Rule 457(g) under the Securities Act.

(4)	The Registrant will issue to [_____] warrants to purchase a number of shares of common stock equal to an aggregate of [_____]% of the shares sold in the offering ([_____] shares), excluding the overallotment option. The warrant will have an exercise price equal to [_____]% of the offering price of the shares sold in this offering.

(5)	To be paid upon first non-confidential filing of registration statement with Securities and Exchange Commission.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 30, 2013

Tantech Holdings Ltd

[_____] Common Shares

This is an initial public offering of common shares of Tantech Holdings Ltd. We are offering [_____] of our common shares.

Prior to this offering, there has been no public market for our common shares. We expect the initial public offering price of our common shares to be between $[_____] and $[_____] per share. We intend to apply to list our common shares on The NASDAQ Capital Market under the symbol “TANH.” We cannot assure you that our application will be approved; if it is not approved, we will not complete this offering.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common shares involves risks. See “Risk Factors” beginning on page 10.

	Per Common Share		Total
Assumed public offering price	$	[_____]	$	[_____]
Underwriting discount	$	[_____]	$	[_____]
Proceeds to us, before expenses	$	[_____]	$	[_____]

We expect our total cash expenses for this offering (including cash expenses payable to our underwriter for its out-of-pocket expenses) to be approximately $[_____], exclusive of the above commissions. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

We have granted the underwriter a 45-day option to purchase up to an additional [_____] shares of our common stock at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriter expects to deliver the shares against payment in New York, New York, on or about ____, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[_____]

The date of this prospectus is                      , 2013.

Table of Contents

Prospectus Summary	1
Risk Factors	10
Special Note Regarding Forward-Looking Statements	27
Use of Proceeds	28
Dividend Policy	28
Exchange Rate Information	29
Capitalization	31
Dilution	31
Post-Offering Ownership	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business	43
Description of Property	64
Management	66
Executive Compensation	70
Related Party Transactions	74
Principal Shareholders	77
Description of Share Capital	78
Shares Eligible for Future Sale	87
Material Tax Matters Applicable to U.S. Holders of Our Common Shares	88
Enforceability of Civil Liabilities	93
Underwriting and Plan of Distribution	93
Legal Matters	99
Experts	99
Interests of Named Experts and Counsel	100
Disclosure of Commission Position on Indemnification	100
Where You Can Find Additional Information	100
Financial Statements	F-1

Neither we nor the underwriter has authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the preliminary prospectus issued                            , 2013, is authorized by us to be used in connection with our proposed initial public offering. The preliminary prospectus will only be distributed by us and the underwriter named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until                      , 2013 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade our common shares, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we,” “us,” “our company,” “our” and “Tantech” refer to

•	Tantech Holdings Ltd, a British Virgin Islands company limited by shares (formerly Sinoport Enterprises Limited) (“THL” when individually referenced);
•	USCNHK Group Limited, a Hong Kong limited company (“USCNHK” when individually referenced), which is a wholly owned subsidiary of THL;
•	Zhejiang Tantech Bamboo Technology Co., Ltd, a PRC company (“Bamboo Tech”), which is a 95%-owned subsidiary of USCNHK, the remaining 5% of Bamboo Tech being held by five individual PRC residents;
•	Zhejiang Tantech Bamboo Charcoal Co., Ltd, a PRC company (“Tantech Charcoal”), which is a wholly owned subsidiary of Bamboo Tech; and
•	Zhejiang Tantech Energy Technology Co., Ltd, a PRC company (“Energy Tech”), which is a wholly owned subsidiary of Bamboo Tech.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2012 and 2011 were RMB1 for $0.1605 and $0.1571 respectively. The average exchange rates for the years ended December 31, 2012 and 2011 were RMB1 for $0.1585 and $0.1545 respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Zhengyu Wang,” even though, in Chinese, Mr. Wang’s name is presented as “Wang Zhengyu.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth, China’s demand for charcoal and China’s bamboo and charcoal industries. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Overview

We are a leading developer and manufacturer of bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We provide our charcoal products in the following areas:

•	agricultural/bamboo products
•	charcoal products
•	clean renewable biomass energy products
•	household hygiene items
•	purification products

We have sales departments in Zhejiang, Hunan, Sichuan, Jiangsu and Shandong provinces in China. From these departments, our sales network has a presence in 11 cities throughout China. We have offices for marketing and distribution operations in Tianjin, Shenyang, Shanghai, Hangzhou, Wuhan, Changsha, Jinan, Guangzhou and Chengdu. In addition, we have logistics centers in Shanghai, Hangzhou and Guangzhou.

We sell approximately 85% of our products in China, and the remaining 15% of products are sold internationally, including both direct and estimated distributor sales. We sell products in Japan, Korea, Taiwan, the United States, and Europe. In addition to our bamboo charcoal products, we also derive revenues from our trading activities, which primarily relate to industrial purchases and sales of rubber and charcoal.

Industry and Market Background

PRC Economic Growth

Demand for our charcoal products is primarily driven in line with, as to our household charcoal products, PRC domestic consumption of household products and, as to our energy charcoal products, demand for supercapacitors. General economic growth underlies our success, especially in China. PRC macroeconomic growth has been strong and positive in recent years. According to the World Bank, China’s gross domestic product (“GDP”) grew at a rate of 9.3% in 2011. China’s GDP growth rate decreased over the course of 2012 to 7.4% by the end of 2012 and has increased slightly to 7.7% for the first quarter of 2013. Although China’s GDP growth rate has slowed over the last two years, according to International Monetary Fund’s World Economic Outlook, China’s real GDP growth rate has consistently exceeded both the United States’ and the world’s GDP growth rates over the past twenty years.

China’s Bamboo Market

China produces approximately 80% of the world’s bamboo and consumes approximately 60% of that production. China maintains approximately 5.5 million hectares of bamboo plantations, increasing by approximately 100,000 hectares annually, allowing it to lead the world in number of varieties, amount of bamboo reserves and production output, according to the International Network for Bamboo and Rattan (“INBAR”).

Bamboo is considered environmentally friendly because it takes in substantial amounts of carbon dioxide and gives off oxygen as it grows. Indeed, bamboo sequesters more carbon dioxide than an equivalent region of plantation trees. For this reason, China has promoted innovation in the bamboo industry, and more than 200 bamboo-related patents have been granted in China. China’s bamboo industry accounted for more than RMB70 billion in revenues and more than 35 million jobs in 2009. Given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 40 to 45 percent by 2020 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

China’s Bamboo Charcoal Market

Due to deforestation in China’s natural forests and damage to ecosystems exacerbated by flooding and other natural disasters, China established the National Forest Protection Program (“NFPP”). Between 2000 and 2010, the NFPP implemented natural forest logging bans that covered 17 provinces in China. Moreover, wood charcoal production and export were curtailed, presenting an opportunity for non-wood-based charcoal. What began as a small market for bamboo charcoal has grown into an industry in which over 100,000 tons of bamboo charcoal are produced per year at a value of more than $1 billion annually. China’s bamboo charcoal industry employs over 60,000 people in more than 1,000 businesses across the country.

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Our Products

We produce and sell three categories of products, all of which are produced from bamboo charcoal and bamboo charcoal byproducts. Because of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

Charcoal Briquettes

We sell pressed and formed charcoal briquettes for use in grills, incense burners, and other applications for which the primary purpose of the charcoal is burning for heat or fuel. These products are sold in China and internationally under the Algold brand.

Our charcoal briquettes are processed from bamboo into charcoal and pressed into shapes appropriate for our customers’ preferred use. These products include barbecue grill briquettes, disposable all-in-one barbecue grills (including charcoal), and fuel for incense and tobacco burners.

Charcoal Doctor Products

Our primary consumer brand is Charcoal Doctor (“炭博士” or “Dr. Tan” in Chinese). In processing our charcoal products, the primary byproducts are solid charcoal and charcoal vinegar. We make use of both the solid and liquid byproducts in our Charcoal Doctor products.

Our solid charcoal products are primarily used for purification and deodorization. These consumer products are made from dry distilled carbonized bamboo, and have the ability to absorb harmful substances and foul odors from the air, including benzene, formaldehyde, ammonia and carbon tetrachloride. The primary ingredient of these products, activated charcoal, is well-known as an adsorbent. Our solid Charcoal Doctor products generally fit within three categories: (1) charcoal bags, (2) air purifiers and humidifiers and (3) charcoal deodorants. Within these categories, we sell three models of our charcoal bags, five models of our air purifiers and humidifiers and four models of our charcoal deodorants. Our primary Charcoal Doctor solid products include the following:

•	Air purifiers and humidifiers
•	Automotive accessories
•	Underfloor humidity control
•	Pillows and mattresses
•	Wardrobe deodorizers
•	Mouse pads and wrist mats
•	Clothes hangers
•	Charcoal nanofiber products
•	Charcoal soaps
•	Activated carbon filters
•	Shoe insoles
•	Decorative charcoal gifts

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In addition to providing solid charcoal, the carbonization process also results in a liquid byproduct called bamboo vinegar. We use our Bamboo Beauty brand for our bamboo vinegar products. Bamboo vinegar is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners and fertilizers. We have adapted our bamboo vinegar for use in a variety of agricultural applications:

•	Fruit, vegetable, and other plant fertilizers
•	Soil conditioners and sweeteners
•	Flower nutrients
•	Bamboo vinegar soaps

Electric Double-Layer Capacitor (“EDLC”) Carbon

We have recently begun to produce bamboo carbon for use in EDLCs. EDLCs are one of the three families of supercapacitors, a type of electrochemical capacitor or battery. While existing supercapacitors have energy densities that are approximately 10% of a conventional battery, their power density is generally 10 to 100 times greater. As a result, supercapacitors are used in applications that require significant amounts of power, both in quick bursts and also for sustained periods.

The three types of supercapacitors (double-layer capacitors, pseudocapacitors, and hybrid capacitors) are often defined in terms of the combination of two storage effects, double-layer capacitance and pseudocapacitance. EDLCs rely on carbon electrodes or derivates with a much higher level of static double-layer capacitance than faradaic pseudocapacitance.

Our product serves as the industrial carbon compound for the EDLC. Because activated charcoal is an electrical conductor that is extremely porous and has a high specific surface area, it provides a useful electrode material.

Our Opportunity and Strategy

Given the Chinese government’s move toward more environmentally friendly initiatives, we believe the bamboo industry, and in particular, the bamboo charcoal industry, are poised to grow, both for heating and cooking purposes and also for use as carbon in super capacitors.

We expect increases in disposable income in China, improved living standards and greater awareness of health and sanitation issues to increase demand for our air purification and deodorizing products.

We believe we have a strong brand in our line of consumer products. In order to remain competitive, we plan to devote resources to promotion and advertising of our brands. While our customers tend to be price aware, they also have brand loyalty where prices are similar. By improving our brand recognition among customers and potential customers, we believe we will be able to improve our market share for our retail products.

As to our EDLC industry efforts, we believe that increasing awareness of the benefits of biomass as a renewable energy source may increase demand for our EDLC carbon compounds. China’s 12th Five-Year Plan lays out a number of national energy strategies that are likely to increaser demand for EDLCs and the use of bamboo-based carbon in EDLCs. Electronic storage will play a critical role in wind power and solar electricity generation, as well as China’s automotive industry (particularly to support the role of hybrid and pure electric cars). In each of these cases, EDLCs will be crucial.

We plan to participate in, attend, and expose our products at industry and technology related fairs both in China and internationally. We also plan to partner with foreign manufacturers of EDLCs who export regularly to China. In addition, we will seek opportunities to cooperate with domestic trading companies to increase the penetration of our EDLC carbon in China.

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By increasing our investment in our production lines, we will be poised to take advantage of increased attention on bamboo. For this reason, we plan to establish a production line to increase the capacity of our EDLC carbon and to create two production lines for our hand sanitizers and bamboo charcoal-based detergents. We will also continue to invest in research and development and design so that we can anticipate products that our customers need now and will want in the future.

Competitive Advantages

We believe we have the following competitive advantages:

•	Advanced technology. We use proprietary industrialize machines and processes protected by patents. We believe that many of our domestic competitors lag behind the level of technology in our facilities.
•	Superior research and development. We use cutting-edge technology and employ highly educated people with strong research backgrounds in chemistry, physics and biotechnology fields.
•	Access to supplies. We have strong relationships with our significant suppliers to ensure access to relatively low-cost, high-quality raw bamboo. In some cases, we have prepaid for access to supply and discounts on purchase price.
•	Minimal waste. Because of the types of products we produce, we are able to make use of the entire bamboo grass. We use the stems for our Charcoal Doctor products. We use the knots for EDLC carbon, and we extract bamboo vinegar during the carbonization process.
•	Strong brand name. Our Charcoal Doctor, Bamboo Beauty and Algold brands have strong brand name recognition in China. In addition to having a branded store in Lishui, we sell our products through a variety of well-known retail stores, including Walmart, Carrefour and RT Mart.
•	Favorable location. Lishui is located in an important bamboo resource base, giving our company access to an abundance of high quality, affordable raw materials.

Our Challenges and Risks.

Our primary challenges and risks include the following. We recommend that you carefully read and consider all of the risks in the section entitled “Risk Factors” before deciding to invest in our common shares.

•	Competition for Employees. Due to the location and size of Lishui, professional and technical talent is in short supply, which increases our competition for employees.
•	Advanced Management Techniques. Although we have begun to industrialize our production process, we still lack digitalization and have not applied any advanced management techniques, such as ERP planning or any structured logistical system and procedures, which may result in a loss of efficiency and require investment at a later stage.
•	Price Inelasticity. Although bamboo is a renewable supply, inelasticity at any given time will increase likelihood of bidding wars, resulting in an increase in raw material prices.
•	EDLC Product Visibility. Competition in the lucrative international EDLC industry for our company currently lacks product visibility.
•	Competition in EDLC Market. Other EDLC manufacturers may attempt to move up the supply chain and compete with us.
•	EDLC Technology Development. Awareness and applications of EDLC technology may not mature or become fully commercialized.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and
•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

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We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Corporate Information

We are a British Virgin Islands company limited by shares. Our current corporate structure is as follows prior to completion of this offering:

Tanbsok Group Ltd
炭博士集团有限公司
British Virgin Islands
100%
THL
Tantech Holdings Ltd
炭博士控股有限公司
British Virgin Islands
100%
USCNHK
USCNHK Group Limited
美中港集团有限公司
Hong Kong
Five Individual PRC Resident Shareholders
(Wangfeng Yan, Xiaozhong Lin, Dexian Zhang, Yaqing Ye, Xiaolin Chen)
95%
5%
Bamboo Tech
Zhejiang Tantech bamboo Technology Co., Ltd
浙江富来森中竹科技有限公司
People's Republic of China
100%
100%
Tantech Charcoal
Zhejiang Tantech Bamboo Charcoal Co., Ltd
浙江富来森竹炭有限公司
People's Republic of China
Zhejiang Tantech Energy Technology Co., Ltd
浙江富来森能源科技有限公司
People's Republic of China
Energy Tech

Following completion of our initial public offering, ownership of THL will be as follows:

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Post-Offering

We were established in October 2002 by our founder. We operate from our modern 39,200 square meter manufacturing facility in Shuige Industrial Zone, located on a 51,400 square meter base located near downtown Lishui, in Zhejiang province.

Our principal executive offices are located at c/o Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, People’s Republic of China. The telephone number of our principal executive offices is +86-578-226-2305. We maintain a website at www.f0086.com, on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

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The Offering

Shares Offered:	[_____] common shares, plus overallotment, if any

Shares Outstanding Prior to Completion of Offering:	[_____] common shares

Shares to be Outstanding after Offering:	[_____] common shares. If the overallotment option is exercised in full, we will have an additional [_____] shares outstanding.

Assumed Offering Price per Share:	$[_____]

Gross Proceeds:	$[_____]

Proposed NASDAQ Capital Market Symbol:	“TANH” (CUSIP No. [_____])

Transfer Agent:	VStock Transfer, LLC 77 Spruce Street, Suite 201 Cedarhurst, NY 11516

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

Use of Proceeds:	We plan to devote the net proceeds of this offering to (i) establishing a dedicated research and development center for our EDLC carbon, (ii) increasing our production line capacity for our EDLC carbon, (iii) research, development and promotion for our Charcoal Doctor products and (iv) building production lines for our hand sanitizer and detergent products. To the extent the underwriter exercises its overallotment option, we plan to devote such proceeds to our working capital needs.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

8

Summary Financial Information

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2012 and 2011. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(All amounts in thousands of U.S. dollars)

Statement of operations data:

	For the year ended December 31,
	2012	2011

Revenues	$50,519	$47,692
Gross profit	14,003	11,823
Operating expenses	(2,216)	(4,040)
Income from operations	11,787	7,783
Provision for Income taxes	(1,893)	(1,104)
Net income attributable to the noncontrolling interest	(521)	(334)
Net income attributable to common stockholders	9,893	6,339

Balance sheet data:

	As of December 31,
	2012	2011

Working capital	$32,272	$22,789
Current assets	48,973	52,059
Total assets	63,763	65,017
Current liabilities	16,701	29,270
Total liabilities	20,713	33,197
Total equity	43,050	31,820

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Risk Factors

Before you decide to purchase our common shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

A weakening of the Chinese economy (and in particular consumer spending) could hurt demand for our Charcoal Doctor products.

Our Charcoal Doctor products are generally considered household decorative items. As such, we have relied on consumer spending to drive sales in this product line. In the past, sales have been increased as Chinese consumers have had more disposable income. Over the last five years, China’s GDP growth rate has slowed from more than 11% to less than 8%. If China’s economy continues to slow, or if customer spending for household items decreases, demand for our products may be reduced, which would negatively affect sales of our Charcoal Doctor products.

If we are unable to develop products that meet the demands of our customers, sales of our products could decrease.

As a company that focuses on consumer products in our Charcoal Doctor line of products, we rely on our ability to predict the needs and desires of customers several months before fulfilling orders for stores. If we are unable to accurately forecast our customers’ preferences, we may lose market share to our competitors.

Our two largest competitors are significantly larger than our company.

Charcoal Doctor’s two largest competitors are Guangzhou Blue Moon Industry Co., Ltd, which makes Blue Moon branded products (“Blue Moon”), and Shanghai SC Johnson Wax Co., Ltd, which makes Mr. Muscle branded products (“Mr. Muscle”). Blue Moon and Mr. Muscle are substantially larger than Charcoal Doctor. We believe that they have a much greater customer recognition level than Charcoal Doctor. Charcoal Doctor has not historically spent substantial resources on television or print advertising. As a result, we expect that such competitors are likely to continue efforts to improve their brand recognition, while we may be unable to do so without changing our business plan to increase spending on such advertisements.

As a bamboo-based provider of household products, we are subject to supply risks that some of our competitors do not face.

Some of our largest competitors in the provision of household products such as our bamboo vinegar products rely on chemical solutions, rather than derivatives of bamboo, to create their products. As a result, we do not believe they are subject to business risk in the event bamboo supplies are compromised. On the other hand, if we were unable to procure bamboo or unable to procure it on attractive terms, our product line could become substantially more expensive or our growth rate could be limited, resulting in us becoming less competitive than others in our industry.

In summer 2012, we faced a supply shortage based on local government initiatives to reduce the risk of fire caused by charcoal. As a result, the local government in Daxing Anlin, where one of our main suppliers is located, restricted the production of charcoal during June, July and August 2012. At that time, our stock of charcoal was insufficient to avoid demand pressures. As a result, our revenues declined during this period. If local governments similarly reduce production of charcoal in the future, we could be negatively impacted by the lack of supply, either as to our ability to obtain suitable product or by our ability to obtain such product at a reasonable price.

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We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our primary business activities focus on bamboo-related products. Because our focus is limited in this way, any risk affecting the bamboo industry or consumers’ desire for bamboo- and bamboo charcoal-related products could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Our suppliers’ bamboo is subject to risks related to fire, flooding, disease and pests.

While bamboo is considered a relatively hardy plant, it remains a plant that can be burned in fires or damaged by prolonged flooding or exposure to diseases, fungus and pests. If our suppliers’ bamboo resources were affected by such natural risks, it could be more difficult or expensive to source the bamboo for our products.

Increases in bamboo costs may negatively affect our operating results.

While bamboo is a renewable resource, the price of raw materials may be inelastic when we wish to purchase supplies. For example, we faced price inelasticity when one supplier was unable to deliver bamboo to us in sufficient quantities due to local government production restrictions. While we have attempted to mitigate this risk by taking advantages of decreases in other expenses (due to better transportation infrastructure reducing the cost of bringing materials to our company and from our company to our customers) and by passing along any increases to our customers, we cannot guarantee that we will be able to control our material expenses. To the extent our expenses increase beyond the price we can charge our customers, our operating results could be harmed.

We may be unable to meet quality requirements for our EDLC carbon products.

We produce our EDLC carbon to our customers’ specifications. Each order requires us to produce EDLC to different tolerances than another order might. Prior to delivering the final product to the customer, we prepare a sample for them to test. As a relatively new producer of EDLC carbon, we had initial challenges in preparing EDLC carbon that met our customers’ demands. While our production process has improved, we cannot guarantee that our product will always meet the requirements of our customers. To the extent our EDLC carbon fails to pass inspection for such customers, they may refuse delivery. In addition, if our final shipment failed inspection after delivery of the initial sample, we could be subject to more substantial loss on such order. Any failures of our products to pass inspection could cause our customers to use different suppliers in the future.

Our EDLC products are not well known.

We have only recently entered into the EDLC carbon industry. At present, our product visibility is low. Although we plan to participate in industry events to improve recognition and drive revenues, we have no guarantee that we will be able to materially increase the market recognition of our EDLC carbon products. To the extent we are unable to increase our product visibility, we may face challenges in increasing revenues or the profit margin for such products.

If we misjudge the viability of the EDLC market or if technological developments in the industry are not forthcoming at the rate we expect, we may find that we have overextended our growth.

We are seeking to increase our capacity to produce EDLC carbon. Our desire to increase capacity is based on our assumption and belief that demand for EDLC carbon will grow, based on current and anticipated future needs. To the extent demand for EDLCs does not grow as we expect, whether because current demand does not grow or because technology in the industry does not further increase demand for EDLCs, we may find that we have capacity beyond our actual needs. While having excess capacity would allow us to more quickly increase production in the event future EDLC demand increased, it would also result in increased fixed costs to our company for such facilities, reducing our profitability and tying up assets that could otherwise be used for more productive purposes.

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We face competition from EDLC competitors that seek to increase their products on the supply chain.

To date, carbon for EDLC applications have sold at a premium compared to carbon for other purposes. Our competitors in the bamboo carbon industry may seek to enter the EDLC industry to take advantage of these premiums, and our competitors in the EDLC industry may seek to enter the carbon industry both to reduce their expenses and to capture profits from EDLC carbon. Either action, if successful, could reduce our revenues and profit margin for our EDLC carbon products.

We face competition from smaller competitors that may be able to provide similar products at lower prices.

Our charcoal briquette products are valued primarily for their ability to burn and create heat. As result, our competitors in this line of business do not require the same high technology as our competitors for our EDLC or Charcoal Doctor products. For this reason, our charcoal briquette business is subject to competition from a variety of small producers, which may be able to provide similar product for a much lower price. To the extent our customers discriminate based on price, we may find that we lose market share to such producers. Moreover, it we may be required to reduce our price in order to maintain or slow loss of market share for such products. As charcoal briquette products make up a substantial percentage of revenues, even at a lower profit margin, the reduction of sales of such products could hurt our company.

China’s appreciating currency may make our products more expensive to export to other countries.

While we sell approximately 85% of our products in China, we also export our products to a variety of other countries. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last three years, China’s currency has appreciated against the US dollar, Japanese yen, and Euro. As a result, our products have become more expensive in countries that use these currencies. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds

We have approximately RMB45 million in outstanding bank loans. Of this amount, approximately RMB38 million is due by July 2014. The loans are held at multiple banks, and all of the debt is mortgaged by our land and property. While our land and property is worth more than three times the amount of the total loan amount, there can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

If the value of our property decreases, we may not be able to refinance our current debt.

All of our current debt is secured by mortgages on our real and other business property. If the value of our real property decreases, we may find that banks are unwilling to loan money to us secured by our business property. A drop in property value could also prevent us from being able to refinance that loan when it becomes due on acceptable terms or at all.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history, with our oldest subsidiary having been founded in 2001. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for pork products in the PRC. Some of these risks and uncertainties relate to our ability to:

•	offer additional food products to attract and retain a larger customer base;
•	attract additional customers and increased spending per customer;
•	increase awareness of our brand and continue to develop customer loyalty;
•	respond to competitive market conditions;
•	respond to changes in our regulatory environment;
•	manage risks associated with intellectual property rights;
•	maintain effective control of our costs and expenses;
•	raise sufficient capital to sustain and expand our business;
•	attract, retain and motivate qualified personnel; and
•	upgrade our technology to support additional research and development of new food products.

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If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;
•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and
•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally third party retail stores in the PRC. For the year ended December 31, 2012, sales to our four largest customers amounted in the aggregate to approximately 71% of our total revenue. For the year ended December 31, 2011, sales to our two largest customers amounted in the aggregate to approximately 78% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During each of the years ended December 31, 2012 and 2011, respectively, we had four and two customers that accounted for 10% or more of our revenues:

Purchaser Name	Percentage of Revenues in Year ended December 31, 2012	Percentage of Revenues in Year ended December 31, 2011
Hangzhou Sigma Trading Co., Ltd.	26.3%	0.0%
Hangzhou Bai De Sheng Ou Ltd.	24.6%	64.3%
Hangzhou Zaochuan Tech. Co., Ltd.	10.6%	5.9%
Shanghai Hengguan New Materials Co.	10.5%	4.2%
Lishui JiuAnJu Commercial Trade Co., LTD	0.0%	14.3%

Lishui JiuAnJu Commercial Trade Co., LTD (“JiuAnJu”) became a related party of our company in October 2011. Prior to becoming a related party, JiuAnJu accounted for 14.3% of our 2011 full-year revenues; afterward we did not receive any revenues from JiuAnJu. See “Related Party Transactions.”

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

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We rely on third-party distributors for a substantial portion of our sales, which could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Sales of our products through distributors constituted approximately 55% and 80% of our total sales in the years ended 2012 and 2011, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely effect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2012, our four largest suppliers accounted for approximately 72% of our total purchases. During the year ended December 31, 2011, our two largest suppliers accounted for approximately 56% of our total purchases. During each of the years ended December 31, 2012 and 2011, respectively, we had four and two customers that accounted for 10% or more of our purchases:

Purchaser Name	Percentage of Purchases in Year ended December 31, 2012	Percentage of Purchases in Year ended December 31, 2011
Tahe Xing Zhong Da Carbon Co.	27.5%	37.9%
Zhejiang Longquan Zhixin Trading Co.	15.1%	0.0%
Harbin Ding Xin Trading Co., Ltd.	15.0%	7.4%
Zhejiang Hongwen Industrial Co., Ltd.	14.1%	0.0%
Lishui JiuAnJu Commercial Trade Co., LTD	0.0%	18.4%

JiuAnJu became a related party of our company in October 2011. Prior to becoming a related party, JiuAnJu accounted for 18.4% of our 2011 full-year supply purchases; afterward we did not purchase any supplies from JiuAnJu. See “Related Party Transactions.”

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are subject to risks relating to the banking facilities we use to overcome cash flow issues.

We generate a large proportion of our sales revenue through wholesale channels and distribution networks (supermarkets and chain stores) requiring us to extend net-90 day payment terms in most cases. These payment terms are difficult to negotiate given the significant bargaining power of the counterparties to the agreements. For this reason, we rely on banking facilities to overcome cash flow shortfalls between delivery and payment collection. Although we engage third-party debt collection agencies when required to manage counterparty risk, we cannot guarantee that we will receive payment in a timely fashion from our customers. To the extent we fail to receive payment in time to service our aching facilities, our business to be materially impacted.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our chief executive officer, Mr. Zhengyu Wang, and our chief financial officer, Mr. Ningfang Liang, to manage our operations. We also depend on our chief technical officer, Dr. Zaihua Chen, for the development of new technology and products.

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While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other technology companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. Moreover, our pool of available labor in Lishui is limited, as Lishui is a relatively small city in China. Accordingly, it may be difficult to recruit personnel to move to Lishui to work and to keep talented individuals from moving to other employers who recruit them. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of the home respiratory market in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;
•	information technology system enhancement;
•	stringent cost controls and sufficient liquidity;
•	strengthening of financial and management controls and information technology systems; and
•	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We have not yet implemented advanced management techniques, which may hamper our efficiency and growth.

Although we have begun to industrialize our production process, we still lack digitalization and have not applied any advanced management techniques, such as enterprise resource planning or any structured logistical system and procedures, which may result in a loss of efficiency and require investment at a later stage. We have not yet committed to implement such systems and cannot guarantee that we will do so in the near future. To the extent we do not implement such techniques in a timely or efficient manner, we may be at a competitive disadvantage to those of our competitors who do.

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If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own nine patents in China covering our bamboo charcoal production technology. We have applied for two additional patents related to methods to process bamboo and bamboo charcoal.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

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If we are unable to rent our commercial property, we may experience increased expenses.

We have moved into a new facility on Cen Shan Road in Shuige Industrial Zone of Lishui. We are seeking to rent out the property we own on Tianning Street in Lishui, which formerly served as our headquarters. Although we have rented out part of our Tianning Street property, we have no guarantee that we will be able to rent the rest of this property.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed a new Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign invested entities (“FIEs”), to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. The notice requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless such investments are otherwise provided for in the business scope. The foreign currency-denominated capital shall be verified by an accounting firm before converting into RMB. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a foreign-invested company. To convert such capital into RMB, the foreign-invested company must report the use of such RMB to the bank, and the RMB must be used to the reported purposes. According to Circular 142, change of the use of such RMB without approval is prohibited. In addition, such RMB may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

Furthermore, SAFE promulgated Circular 59 on November 19, 2010, requiring the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceeds settled from offshore offerings shall be applied in the manner described in the offering documents.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

Circular 142, Circular 59 and Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to use the proceeds of this offering and capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Our trading business relies heavily on exchange rate fluctuations. Particularly for our rubber trading, we seek to match suppliers and potential purchasers, which may be located in different geographic areas, and to lock in the exchange rates in order to ensure an appropriate profit margin on such sales. To the extent we are unable to obtain favorable exchange rates, we may find lower profits or losses than we expect.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2012 and 2011, we had adjustments of $816,491 and $1,046,127, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006.

To further clarify the implementation of Circular 75, the SAFE issued Circular 19 on May 20, 2011. Under Circular 19, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. However, on May 11, 2013, Circular 19 was annulled by Circular 21, issued by the SAFE. Circular 21 has not yet given clear guidance as to how to complete the relevant registration procedures with the local SAFE branch.

While Mr. Dehong Zhang and Ms. Yefang Zhang, both citizens of the Philippines, are not required to register with the SAFE, it is not clear whether Mr. Zhengyu Wang, a PRC resident who presently owns no shares of our company needs to register with the SAFE. In the event Mr. Zhengyu Wang receives any shares in the future and is a PRC resident at such time, he would be required to register with the SAFE. We cannot provide any assurances that such registration will be completed in a timely manner, or at all. As advised by our PRC legal counsel, any future failure by any of our shareholders and/or beneficial owners who are PRC residents, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital (including using the proceeds from this offering) into our PRC subsidiaries or to provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

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Risks Related to Our Corporate Structure and Operation

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and The NASDAQ Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our common shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance to cover our certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

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Risks Related to Our Initial Public Offering and Ownership of Our Common Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2014 annual report on Form 20-F to be filed in 2015, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

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As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our common shares will be determined through negotiations between the underwriter and us and may vary from the market price of our common shares following our initial public offering. If you purchase our common shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our common shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

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We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common shares if the market price of our common shares increases.

There may not be an active, liquid trading market for our common shares.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the underwriter based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

We do not currently have any independent directors and may be unable to appoint any qualified independent directors.

We currently do not have any independent directors. We plan to appoint a number of independent directors which will constitute a majority of our board of directors in accordance with the corporate governance standards for The NASDAQ Capital Market, and we will not complete this offering prior to appointment of such directors. However, we have not identified those directors at this time.

We will incur increased costs as a result of being a public company.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. auditors that we did not require prior to this offering, and we will have annual payments for listing on a stock exchange if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2014, 2015 and 2016. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.”

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could reduce the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of [_____] shares will be outstanding before the consummation of this offering and [_____] shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

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You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our common shares. Upon the completion of this offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[_____] or approximately [_____]% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Upon completion of this offering, entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately [_____]% of our outstanding shares. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Shareholders.”

Neither management nor the underwriters have performed due diligence on market and industry data cited in this prospectus.

This prospectus includes market and industry data that has been obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in these industries. Neither we nor our management have conducted due diligence or independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third-party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time. In addition, the underwriter has not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. If such market and industry data turned out to be inaccurate, management’s belief and perception of our competitive strength may need to be adjusted and, as a result, our business strategy may need to be changed which may have a negative effect on our results of operations.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

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The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

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Use of Proceeds

After deducting the estimated Underwriting discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[_____] from this offering. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed.

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority. To the extent the underwriter exercises its overallotment option, we expect to devote any funds raised from exercise of the overallotment option to our working capital needs, including devoting further resources to the below uses of proceeds.

Description of Use	Percentage of Net Proceeds
Charcoal Doctor
Two production lines for hand sanitizers and detergents	19%
Research and Development and Design	12%
Promotion and Advertising	33%
e-Commerce Efforts	1%
Subtotal	65%

EDLC Carbon
Increase EDLC Production Line Capacity	16%
Establish dedicated EDLC Research and Development Center	19%
Subtotal	35%
Total	100%

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our common shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Material Tax Matters Applicable to U.S. Holders of Our Common Shares.”

Dividend Policy

On January 21, 2009, our Board of Directors adopted a resolution to declare dividends of RMB5.4 million to our shareholders as of December 31, 2008. As of December 31, 2012, the outstanding unpaid dividend was RMB2,771,096. We do not intend to pay this outstanding dividend at present and will not use any funds from this offering to pay the outstanding dividend. To the extent we wished to declare a new dividend on our common shares, we would be required either to cancel the outstanding dividend or to pay it prior to paying the new dividend.

Other than this dividend, we have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

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If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary, Bamboo Tech. Current PRC regulations permit our PRC subsidiaries to pay dividends to USCNHK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.  The relevant exchange rates are listed below:

	December 31, 2012		December 31, 2011
US$:RMB exchange rate	Period End	$0.1605	Period End	$0.1571
	Average	$0.1585	Average	$0.1545

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

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The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2008	6.8358	6.9513	7.3041	6.8116
2009	6.8272	6.8310	6.8483	6.8130
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013
January	6.2589	6.2813	6.3090	6.2185
February	6.2858	6.2882	6.2944	6.2817
March	6.2741	6.2751	6.2852	6.2168
April	6.2151	6.2458	6.2741	6.2151
May	6.1840	6.1970	6.2124	6.1781
June	6.1807	6.1770	6.1987	6.1558
July	6.1742	6.1735	6.1827	6.1641
August	6.1610	6.1609	6.1766	6.1511
September (through September 28)	6.1423	6.1501	6.1669	6.1348

Over the past several years, the Renminbi has moved from a period of being tightly linked to the US dollar, to a period of revaluation and strengthening against the dollar and into a second period of current relative stability. Our primary sales outside China occur in Japan, the United States, South Korea, the Middle East and Europe, but all such sales outside China are made in U.S. Dollars. Following is a chart showing recent changes in the exchange rates between the Renminbi and U.S. Dollar.

RMB:USD Exchange Rate
0.164
0.162
0.16
0.158
0.156
0.154
0.152
0.15
1/1/11
7/1/11
1/1/12
7/1/12
1/1/13

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Capitalization

The following table sets forth our capitalization as of December 31, 2012 on a pro forma as adjusted basis giving effect to the completion of the offering at an assumed public offering price of $[_____] per share and to reflect the application of the proceeds after deducting the estimated underwriting fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Post-Offering ([_____] Common shares)

U.S. Dollars

	As of December 31, 2012
	Actual	Pro forma(1)
Cash and cash equivalents	$618,002	$	[_____]
Indebtedness:
Short-term debt including current portion of long-term debt	2,086,242		[_____]
Long-term debt	4,012,004		[_____]
Total indebtedness	6,098,246		[_____]
Shareholder’s Equity:
Common shares $1.00 par value per share, 50,000 shares authorized, issued and outstanding, actual and [_____] shares, [_____] par value authorized, [_____] shares issued and outstanding as adjusted pre-offering; pro forma reflects [_____] shares issued and outstanding and gives effect to share split	50,000		[_____]

Additional paid-in capital(2)	15,562,703		[_____]
Statutory reserves	2,853,314		[_____]
Retained earnings	19,897,145		[_____]
Accumulated other comprehensive gain	2,808,871		[_____]
Total shareholders’ equity	41,172,033		[_____]
Total capitalization	$47,270,279	$	[_____]

(1)	Gives effect to (i) completion of the share split on [_____] and (ii) the completion of the offering, at an assumed public offering price of $[_____] per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.
(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $500,000 in other expenses. We expect to receive net proceeds of approximately $[_____] ($[_____] offering, less underwriting discount of $[_____], non-accountable expense allowance of $[_____] and offering expenses of $500,000).

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders at December 31, 2012 was $[_____] or approximately $[_____] per common share. Net tangible book value per common share as of December 31, 2012 represents the amount of total assets less intangible assets and total liabilities, divided by the number of common shares outstanding.

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Upon completion of this offering, we will have [_____] common shares outstanding. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2012, will be approximately $[_____] or $[_____] per common share. This would result in dilution to investors in this offering of approximately $[_____] per common share or approximately [_____]% from the assumed offering price of $[_____] per common share. Net tangible book value per common share would increase to the benefit of present shareholders by $[_____] per share attributable to the purchase of the common shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing common shares based on the foregoing offering assumptions.

Post-Offering(1)
Assumed offering price per common share	$	[_____]
Net tangible book value per common share before the offering	$	[_____]
Increase per common share attributable to payments by new investors	$	[_____]
Pro forma net tangible book value per common share after the offering	$	[_____]
Dilution per common share to new investors	$	[_____]

(1)	Assumes gross proceeds from offering of [_____] common shares.

Post-Offering Ownership

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration				Average Price
	Amount	Percent		Amount		Percent		Per Share
Existing shareholders	[_____]	[_____]	%	$	[_____]	[_____]	%	$	[_____]
New investors	[_____]	[_____]	%	$	[_____]	[_____]	%	$	[_____]
Total	[_____]	100.0%		$	[_____]	100.0%		$	[_____]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview of Company

We are a specialized manufacturer of bamboo charcoal based products with primary business focus in household products, low emission BBQ charcoal as well as EDLC carbon. In addition to our bamboo charcoal products, we also derive revenues from our trading activities, which primarily relate to industrial purchases and sales of rubber and charcoal.

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We conduct our operations in China through our wholly owned subsidiary, USCNHK in Hong Kong and its majority-owned Chinese subsidiary, Bamboo Tech. Through Bamboo Tech’s wholly-owned Chinese subsidiary, Tantech Charcoal, we manufacture household products; through Bamboo Tech’s wholly-owned Chinese subsidiary, Energy Tech, we manufacture low emission BBQ charcoal products, hookah coals and EDLC carbon.

Our household products include air and water purifier, dehumidifier and other household products and are sold under the brand name “Charcoal Doctor” and “Bamboo Beauty”. Household products accounted for approximately 69.1% of total revenue in 2012 and approximately 84.0% of total revenue in 2011. Household products can be further categorized according to their physical state: liquid or solid. Liquid products include carbonized bamboo vinegar products, cleaning and health products and a range of horticultural fertilizers, additives and organic solutions. Solid products mainly serve two functions: air purification and deodorizing. These consumer products are made from dry distilled carbonized bamboo and have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. Solid-state products come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads and clothes hangers. Liquid products account for a small portion of our revenue but are crucial to maintaining close ties with the agricultural industry which we believe will be a key area for growth in the coming years.

Charcoal Doctor products include solid-state products used for purification and deodorizing amongst other uses. Bamboo Beauty products include liquid-state products used for disinfectants, detergents and lotions as well as for specialized soaps and toilet cleaners. The primary source of our revenue over the last few years has come from Charcoal Doctor products. Currently, our household products are sold via well-established sales and distribution networks located in 12 cities and 4 logistic centers. Charcoal Doctor is stocked in over 2,000 supermarkets, department, specialty and convenience stores throughout China. We also own and operate two Charcoal Doctor branded retail stores in Lishui. We plan to expand product lines in the coming years to take advantage of the various uses of bamboo charcoal and bamboo vinegar.

BBQ charcoal and EDLC carbon accounted for approximately 13.2% of our total revenue in 2012 and approximately 4.9% of total revenue in 2011. We have annual production capacity of 10,000 tons of BBQ charcoal products and hookah coals. The production lines are fully automated. Major markets for BBQ charcoal products and hookah products are Europe, the Middle East and the U.S. An area of growing focus for us in the coming years is EDLC carbon. We have invested heavily in research and development efforts in recent years to improve the production process and increase capacity and efficiency, establishing a platform for significant growth potential in the coming years. EDLC carbon is mainly sold in China, but we plan to increase international exposure by focusing efforts in markets such as the U.S., Japan and South Korea. Our penetration strategy to the potential market is based on service and price.

Our trading business accounted for approximately 17.7% of total revenue in 2012 and approximately 11.1% of total revenue in 2011 and is mainly related to the industrial purchase and sales of rubber and charcoal. Prior to 2012, we sold most of our exported BBQ products through a related party, Zhejiang Forasen Group Co., Ltd., which maintained appropriate approvals to sell products abroad. In 2012, we established Tantech Charcoal as a trading company for our charcoal business. Because of our experience in trading charcoal and in order to improve our cash flows, we also engage in rubber trading through this entity.

We established this trading company as a trade business in order to avoid mixing our export sales and our production businesses. Production businesses that are combined with export businesses typically have a higher tax rate than we pay by separating these businesses. By separating the trading business from the production business, we enjoy tax incentives and more streamlined operation.

Our trading business consists of charcoal trading and rubber trading. We maintain a vice president, two financial officers and five clerks for the charcoal trading operations; we maintain one person in charge of documentation and business and another for customer management on the rubber trading side.

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The primary risks for our trading business is exchange rate related areas because all of our transactions occur in US dollars or Chinese renminbi, the fluctuations between those two currencies are central to our trading business. As the trading profit per transaction is relatively small, exchange rate changes and conversion fees may offset trading profits.

In order to mitigate this risk for our charcoal trading, we seek to reduce trade shipment sizes and focus on maintaining quick receivable turnover to reduce the negative impact of exchange rate movements. For our rubber trading, we seek to mitigate risks by linking shipments to orders. First, we determine the price and trade goals for a potential order and find compatible suppliers. Next, we sign a contract for the sale at the same time we sign a contract for the supply in order to lock in a given exchange rate. Because commodity trading prices are typically transparent and dynamic, we have been able to control our exchange-rate risks for our rubber trading to date. If we were unable to obtain the same rate for our purchases and sales of rubber, we would be exposed to this currency exchange risk.

Factors Affecting Our Results of Operations

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit.

Competition in Consumer Product and Energy Segment

Our products face competition from other producers. In our household product segment, we face competition from a number of companies that have similar product portfolios. Although our Charcoal Doctor brand is one of the largest and most famous in the market, the bamboo charcoal based consumer product industry is relatively fragmented and subject to relatively low barriers of entry. Our BBQ charcoals also face competition from other companies. There are several manufacturers of carbon used in EDLCs in China and two main international companies competing in the market, although none of them use bamboo as the carbon material. However, as we only started commercial production in a short time and may not have the resources and marketing strategy to compete in the market, our revenue and profit from EDLC carbon may not be sustainable.

Technology Development is Posing Challenge for us.

Awareness and applications of EDLC technology may not mature or become fully commercialized. As a result, the demand and widely application of the carbon component used in EDLC are still facing lots of uncertainties. Although we expect the EDLC industry will grow significantly in the coming years and this will provide us great opportunity to gain market share, the development of new technology may also put more pressure on our research efforts.

Cyclicality.

The household product industry is not highly cyclical and not affected significantly by general economic conditions. The demand for our EDLC carbon may experience fluctuation based on economic conditions. However, the key drivers for us to maintain a competitive position in the market and positive financial performance continue to be brand recognition, product innovation and the application of new technology.

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Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2012 and 2011, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2012		2011
Statement of Operations Data:	Dollars in thousands	As a percentage of sales revenue	Dollars in thousands	As a percentage of sales revenue
Revenues	50,519	100.0%	47,692	100.0%
Cost of revenues	36,516	72.3%	35,870	75.2%
Gross profit	14,003	27.7%	11,822	24.8%

Operating expenses
Selling expenses	1,094	2.2%	925	1.9%
General and administrative expenses	948	1.9%	2,926	6.1%
Research and development expenses	174	0.3%	189	0.4%
Total operating expenses	2,216	4.4%	4,040	8.5%

Income from operations	11,787	23.3%	7,782	16.3%

Other income (expenses)
Interest income	84	0.2%	-	0.0%
Interest expense	(200)	-0.4%	(123)	-0.3%
Government subsidy income	371	0.7%	37	0.1%
Other income	265	0.5%	80	0.2%
Total other income (expenses)	520	1.0%	(6)	0.0%
Income before income taxes	12,307	24.4%	7,776	16.3%
Provision for income taxes	(1,893)	-3.7%	(1,104)	-2.3%

Net income	10,414	20.6%	6,672	14.0%

Net income attributable to the noncontrolling interest	(521)	-1.0%	(333)	-0.7%
Net income attributable to common stockholders	9,893	19.6%	6,339	13.3%

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(All amounts, other than percentages, in thousands of U.S. dollars)

Statement of Operations Data:	2012	2011	Dollar ($) Increase (Decrease)	Percentage Increase (Decrease)
Revenues	50,519	47,692	2,827	5.9%
Cost of revenues	36,516	35,870	646	1.8%
Gross profit	14,003	11,822	2,181	18.4%

Operating expenses
Selling expenses	1,094	925	169	18.3%
General and administrative expenses	948	2,926	(1,978)	-67.6%
Research and development expenses	174	189	(15)	-7.9%
Total operating expenses	2,216	4,040	(1,824)	-45.1%

Income from operations	11,787	7,782	4,005	51.5%

Other income (expenses)
Interest income	84	-	84	100.0%
Interest expense	(200)	(123)	(77)	62.6%
Government subsidy income	371	37	334	902.7%
Other income	265	80	185	231.3%
Total other income (expenses)	520	(6)	526	8,766.7%
Income before income taxes	12,307	7,776	4,531	58.3%
Provision for income taxes	(1,893)	(1,104)	(789)	71.5%

Net income	10,414	6,672	3,742	56.1%

Net income attributable to the noncontrolling interest	(521)	(333)	(188)	56.5%
Net income attributable to common stockholders	9,893	6,339	3,554	56.1%

Revenues.  Revenues increased approximately $2.8 million, or 5.9%, to approximately $50.5 million in 2012 from approximately $47.7 million in 2011. The increase was mainly attributable to the increased sales from our energy segment, which was partially offset by the decreased sales from our consumer product segment.

In our consumer product segment, revenue decreased to approximately $34.9 million in 2012 from approximately $40.1 million in 2011. The decrease was mainly attributable to the decreased sales in barbecue charcoal under “Doctor Charcoal” brand as one of our main suppliers ceased production for three months in summer of 2012. We have had a long-term relationship with TaHe Xingzhong Datanye, due to their low prices for suitable products. In June, July and August 2012, the local government of Daxing Anlin, where the supplier is located, temporarily limited charcoal production to avoid fire risks. At that time, our stock was insufficient to protect us against supply shortages. As this shortage was government-caused and only occurred in 2012, we were unable to predict it in advance. Because the period of shortage was relatively short and our long-term cooperation with the company was positive, we did not seek alternative suppliers to replace TaHe Xingzhong Tatanye. Moving forward, we will seek to maintain adequate supply to protect our company against such risks during the summer, when fire risks are higher.

In our trading segment, the revenue was approximately $9.0 million in 2012, an increase of 69.5% compared with approximately $5.3 million in 2011. The increase was due to increased importing business in 2012, as the market demand for rubber increased that year. To date in 2013, demand for rubber has continued to increase.

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In our energy segment, we realized sales of approximately $6.7 million, an increase of approximately $4.3 million as compared with 2011. The increase in sales revenue was primarily due to the increased sales of EDLC carbon in 2012 as we started commercial production at the end of 2011.

Cost of revenues. Our cost of revenues increased by approximately $646,000 or 1.8% to approximately $36.5 million for 2012 from approximately $35.9 million in 2011. As a percentage of revenues, the cost of revenue decreased by approximately 2.9% to 72.3% in 2012 from 75.2% in 2011. The decrease in cost of revenues as a percentage of revenues was primarily due to increasing revenues from EDLC carbon, which carries a higher profit margin than our consumer products.

Gross profit. Our gross profit increased by approximately $2.2 million, or 18.4% to approximately $14.0 million for 2012 from approximately $11.8 million in 2011. Gross profit margin was 27.7% for 2012, as compared with 24.8% for 2011. The increase was primarily attributable to the increased gross profit margin in our consumer product segment and energy segment.

Selling expenses. Selling expenses increased by approximately $0.2 million to approximately $1.1 million for 2012 compared with approximately $0.9 million in 2011. As a percentage of revenues, our selling expenses increased to 2.2% for 2012, as compared with 1.9% for 2011. The increase in selling expenses as a percentage of sales revenue was primarily attributable to the higher marketing expenses as we increased promotional activities and hired temporary sales personnel to attract customers. We engaged in exhibitions and product promotions and required additional sales personnel to staff such events.

General and administrative expenses. Our general and administrative expenses decreased by approximately $2.0 million or 67.6%, to approximately $948,000 for 2012 from approximately $2.9 million in 2011. As a percentage of revenues, general and administrative expenses decreased 4.2% to 1.9% in 2012, compared with 6.1% in 2011. The decrease was primarily attributable to the significant decrease of bad debt expenses in 2012 compared to 2011 based on our aging analysis performed at the end of 2012. As a result of this aging analysis, we were able to pinpoint areas for improvement in collection of accounts receivable and, as a result, to reduce our bad debt.

Research and development expenses. Our research and development expenses decreased slightly to approximately $174,000 for 2012 compared with approximately $189,000 for 2011 as the research and development activities remained the same level in 2012.

Interest expense. Our interest expense increased by approximately $77,000, or 62.6% to approximately $200,000 for 2012, from approximately $123,000 for 2011. The increase was primarily attributable to the increased average amount of loan outstanding in 2012.

Government subsidy income. Our government subsidy income was approximately $371,000 for 2012 compared with approximately $37,000 for 2011. The increase was primarily attributable to Energy Tech’s one-time subsidy income of approximately $222,000 granted by local government for our R&D project regarding the industrialization of EDLC carbon. The central government provided RMB 5.4 million in 2009 for this project, and the local government provided RMB 1.35 million in 2012. This project subsidy was a one-time grant and will not occur again in the future.

Income before income taxes. Our income before income taxes was approximately $12.3 million for 2012, compared with approximately $7.8 million for 2011. The increase was primarily attributable to higher gross profit and lower general and administrative expenses for 2012.

Provision for income taxes. Our provision for income taxes was approximately $1.9 million for 2012, an increase of approximately $789,000 or 71.5% from approximately $1.1 million for 2011. Taxes in 2012 increased more rapidly than net income due to deferred tax adjustments based on U.S. generally accepted accounting principles (“GAAP”) requirements.

Net income attributable to common stockholders. Our net income attributable to common stockholders for 2012 was approximately $9.9 million, an increase of approximately $3.6 million from approximately $6.3 million in 2011. The increase was attributable to the factors described above.

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Segment Information

The following table set forth sales information about our product mix in each of the last two years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31,
	2012		2011
	Revenue	Percentage of Net Revenue	Revenue	Percentage of Net Revenue
Consumer Product	$34,907	69.1%	$40,082	84.0%
Trading	8,962	17.7%	5,286	11.1%
Energy	6,650	13.2%	2,324	4.9%
	$50,519	100.0%	$47,692	100.0%

Consumer Product Segment

Our consumer product segment is the largest among our three segments. Revenue from the consumer product segment was approximately $34.9 million and $40.1 million for the year ended December 31, 2012 and 2011, respectively. Revenue from consumer product was mainly generated through the sales of our household cleaning products under “Charcoal Doctor” brand. Although the revenue decreased approximately $5.2 million in 2012, we believe the decrease was temporary as it was mainly due to unexpected interruption of supply in one of our products and the supply subsequently resumed. “Charcoal Doctor” is one of the leading brands in household cleaning products in China. We currently generate most of our consumer product revenue from the sales of “Charcoal Doctor” brand products and we expect the revenue from consumer products will continue to grow in the coming years with the increased brand awareness and growing consumer preferences for the carbonized cleaning products over other traditional household cleaning products.

Cost of revenues mainly includes costs of raw materials, inbound freight costs, cost of direct labor, depreciation expenses and other overhead. Cost of revenue for consumer product decreased approximately $6 million to approximately $22.6 million in 2012 compared to $28.6 million in 2011. Gross profit increased approximately $0.8 million to approximately $12.3 million in 2012 from approximately $11.5 million in 2011. Gross margin was 35.2% in 2012 compared to $28.6% in 2011. The increase in gross profit and gross margin was mainly the result of change in our product mix as we sold more products with higher gross margin in 2012 compared to 2011. In particular, our EDLC carbon sales increased rapidly, while our sales of BBQ and other consumer products, decreased as a percentage of revenues.

Trading Segment

Trading segment generated approximately $9.0 million sales revenue in 2012 compared to approximately $5.3 million in 2011. The revenue from trading was related to our wholesale business of imported rubber in local market. While the revenue increased approximately $3.7 million or 69.6% in 2012, our trading business is facing great fluctuations and uncertainties and we have never considered it a stable source of revenue. Cost of revenue was approximately $8.4 million in 2012 compared to approximately $5.1 million in 2011. The gross profit was approximately $0.6 million in 2012 compared to approximately $0.2 million in 2011. We are competing with numerous players in the market for better price and any fluctuation in the rubber market may negatively impact our profitability, therefore, the sales revenue was unpredictable. Moreover, the transparent nature of trading business causes gross margin to be much lower in the trading segment because our profits are based on locking the exchange rate and adding a slight profit margin to otherwise transparent and readily available commodity prices. Gross margin was 6.7% in 2012 and 2.9% in 2011.

Energy Segment

Energy segment consists of the sales of home-made BBQ charcoal and EDLC carbon. The revenue from BBQ charcoal was approximately $962,000 in 2012 compared to approximately $1.5 million in 2011. Our home-made BBQ charcoal was mainly sold in overseas market as the demand for our products continue to grow. The cost of revenue for home-made BBQ charcoal was approximately $942,000 million in 2012 compared to approximately $1.5 million in 2011, which resulted in a gross profit of approximately $20,000 in 2012 and $21,000 in 2011.

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We invested heavily in the production of EDLC carbon, which has wide applications and higher gross margin. The commercial production of EDLC carbon started in late 2011. We sold approximately 30 tons of EDLC carbon with sales revenue of approximately $0.8 million in 2011. In 2012, we sold approximately 300 tons of EDLC carbon, resulted in sales revenue of approximately $5.7 million. The gross profit was approximately $170,000 in 2011 and $1.1 million in 2012. With the improvement of technology used in the production process, we believe EDLC carbon will become an important source of revenue growth and profitability.

Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $618,000 and restricted cash of approximately $3.5 million. Our current assets were approximately $49.0 million and our current liabilities were approximately $16.7 million, which resulted in a current ratio of approximately 2.93. Total shareholders’ equity as of December 31, 2012 was approximately $43.0 million. The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2012	2011
Net cash provided by (used in) operating activities	11,115	(4,076)
Net cash used in investing activities	(3,299)	(1,314)
Net cash provided by (used in) financing activities	(7,316)	2,784
Effect of exchange rate changes on cash	9	59
Net increase (decrease) in cash	509	(2,547)
Cash, beginning of year	109	2,656
Cash, end of year	618	109

Operating Activities

Net cash provided by operating activities was approximately $11.1 million in 2012, compared with net cash used in operating activities of approximately $4.1 million in 2011. The increase in net cash provided by operating activities was primarily attributable to the higher net income and the decrease in accounts receivable during 2012, which was partially offset by the increase in advances to suppliers and the decrease in accounts payable compared to 2011.

Investing Activities

Net cash used in investing activities in 2012 was approximately $3.3 million, an increase of approximately $2.0 million from net cash used in investing activities of approximately $1.3 million in 2011. The increase in net cash used in investing activities in 2012 was primarily due to lower repayments of loan to third parties compared to 2011, as such outstanding loan amounts were lower in 2012.

Financing Activities

Net cash used in financing activities was approximately $7.3 million in 2012, compared with net cash provided by financing activities of approximately $2.8 million in 2011. The increase in net cash used in financing activities in 2012 was primarily attributable to the higher repayments of banks acceptance notes payable and bank loans compared to 2011.

Our material cash requirements in the next twelve months will include i) Investments in the new production lines and manufacturing facilities to increase the production capacity of household products and the continuing investments in the upgrade of manufacturing techniques involved in the production of EDLC carbon. As the demand for our products continues to grow in the coming years, we need to add production lines and improve the efficiency of production, which will require capital expenditures on these projects. ii) Marketing activities related to our household products, specifically the advertising expenditures on our “Charcoal Doctor” brand in local and national media.

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Our primary source of cash is currently generated from the sales of our products and bank borrowings. In the coming years, we will be looking to other sources, like raising additional capital by issuing shares of stock to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raising, we are confident that we can meet cash requirements only by cash flows generated from our operating activities. In specific, the steady increase in the sales of our household products provides us a stable and manageable source of cash inflow. As our household products line already established itself as one of the recognized brand names in the market, we are able to ensure the profitability and cash inflow at optimal level and this in turn will enable us to fund capital expenditures by ourselves. In addition, the increased sales and relatively higher margin level for our EDLC carbon provides us another source of income and cash flows as the product has reached large customers in the industry and the competitive advantages we are enjoying.

Loan Facilities

We repaid approximately $5.2 million in bank loans and borrowed approximately $2.1 million in bank loans for our working capital needs during the year ended December 31, 2012. We also repaid approximately $16.1 million of bankers acceptance notes payable and secured approximately $11.7 million of bankers acceptance notes payable in 2012. As a result, the balance of all our bank loans and bankers acceptance notes payable as of December 31, 2012 was approximately $13.2 million, which includes long-term bank loans of approximately $4.0 million, short-term bank loans of approximately $2.1 million and bankers acceptance notes payable of approximately $7.1 million.

Giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months.

As of December 31, 2012, the details of all our short-term bank loans and bankers acceptance notes payable are as follows:

(All amounts are in U.S. dollars)

No	Type	Contracting Party	Valid Date	Duration	Amount
1	Long-term Bank Loan	Shanghai Pudong Development Bank	2011-04-14 to 2014-04-13	3 years	$4,012,004
2	Short-term Bank Loan	Bank of China	2012-07-25 to 2013-01-16	6 months	$2,086,242
3	Bankers acceptance notes payable	Bank of China	2012-07-31 to 2013-01-30	6 months	$2,246,722
4	Bankers acceptance notes payable	Bank of China	2012-11-22 to 2013-05-22	6 months	$2,246,722
5	Bankers acceptance notes payable	Bank of China	2012-11-28 to 2013-05-28	6 months	$2,567,683

We have long-term bank loan of approximately $4.0 million, short-term bank loan of approximately $2.1 million and bankers acceptance notes payable of approximately $7.1 million as of December 31, 2012. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

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Obligations Under Material Contracts

Below is a table setting forth our material contractual obligations as of December 31, 2012, which consists of our short-term and long-term loan agreements:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-Term Debt Obligations	$2,086,242	$2,086,242	-	-	-
Long-Term Debt Obligations	4,012,004	-	$4,012,004	-	-
Bankers acceptance notes payable	7,061,127	7,061,127	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	-	-	-	-	-
Loans from Third Parties	205,567	-	205,567	-	-
Due to Related Parties	940,045	14,368	925,677	-	-
Total	$14,304,985	$9,161,737	$5,143,248	-	-

Statutory Reserves

Under PRC regulations, all our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity and the covenants or financial restrictions related to outstanding debt obligations. We did not have these restrictions on our net assets as of December 31, 2012 and 2011.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2012 and 2011.

	As of December 31, 2012	As of December 31, 2011
Statutory Reserves	$2,853,314	$1,808,419
Total Restricted Net Assets	$2,853,314	$1,808,419
Consolidated Net Assets	$43,049,994	$31,819,838
Restricted Net Assets as Percentage of Consolidated Net Assets	6.6%	5.7%

Total restricted net assets accounted for approximately 6.6% of our consolidated net assets as of December 31, 2012. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $2.0 million and $3.5 million for the years ended December 31, 2012 and 2011, respectively for the construction of new workshops and office buildings and purchases of equipment in connection with the expansion of our production facilities.

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In 2013 and 2014, we expect to use capital expenditures primarily for the construction of two new production lines for our household products and to increase the capacity and improve the technology used in the production of EDLC carbon. Specifically, we will continue to

•	purchase equipment to expand our household products;
•	grow our research and development staff; and
•	upgrade equipment to support the production of EDLC carbon.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Critical Accounting Policies

Principal of Consolidation

Our consolidated financial statements include the accounts of THL and its subsidiaries, USCNHK and Bamboo Tech, as well as Bamboo Tech’s wholly owned subsidiaries, Tantech Charcoal and Energy Tech. All significant inter-company balances and transactions are eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; the allowance for doubtful accounts; the valuation of inventories, land use rights and property, plant and equipment; and accruals for income tax uncertainties and other contingencies when applicable.

Concentrations of credit risk

Financial instruments which potentially subject our company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of our cash is maintained with banks within the People’s Republic of China, of which no deposits are covered by insurance. Our Company has not experienced any losses in such accounts. A significant portion of our sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. Our Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Non-controlling interest

Non-controlling interest represents the minority stockholders’ proportionate share of 5% of the equity of Bamboo Tech.

Revenue Recognition

Our Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery (acceptance by customer) has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer. Revenue is reported net of all value added taxes. We do not routinely permit customers to return products and historically, customer returns have been immaterial.

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Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Cost of revenues also includes the cost of raw materials and utility purchased from related parties. Write-down of inventory for lower of cost or market adjustments is also recorded in cost of revenues.

Subsidy Income

Our Company receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”.

Recently Issued Accounting Pronouncements

Our management believes that recently issued accounting standards will not have a material effect on our Company’s consolidated financial position, results of operations, or cash flows.

Business

Overview

We are a leading developer and manufacturer of bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products industry made from carbonized bamboo. We are a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal based products with an established domestic and international sales and distribution network.

We provide our charcoal products in the following areas:

•	•	agricultural/bamboo products
•	•	charcoal products
•	•	clean renewable biomass energy products
•	•	household hygiene items
•	•	purification products

We oversee a well-established national sales network that has a presence in 12 cities throughout China. We sell approximately 85% of our products in China, and the remaining 15% of products are sold internationally. We sell products in Japan, Korea, the United States, and Europe.

In addition to our bamboo charcoal products, we also derive revenues from our trading activities, which primarily relate to industrial purchases and sales of rubber.

We are headquartered in the bamboo rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s tenth largest province in population, with 54.5 million residents, and eighth in terms of population density. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the most commercial and wealthy provinces in China. Its province-wide GDP of approximately RMB3.5 trillion in 2012 places it as the fourth highest in China in absolute amount and sixth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.5 million residents live in the city, and city-wide GDP is approximately RMB50.6 billion. Lishui’s primary industries include wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceutical chemistry, electronic machinery and food processing. As to wood and bamboo production, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

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Zhejiang Province	City of Lishui

As of early 2013, we have relocated all of our production, research and development (“R&D”) and management facilities a newly built production facility in the Shuige Industrial Zone, 20 kilometers from downtown Lishui. The facility covers a land area of 37,248 square meters (9.7 acres) and includes two dormitories, a large office and R&D building, two buildings housing Charcoal Doctor production and storage facilities, a five story building for charcoal briquette production, four buildings housing a complete EDLC carbon production line and one inventory warehouse for EDLC carbon raw materials. Facilities boast an array of sophisticated and automated production machinery and a water treatment plant. Gross floor area stands at 51,419 square meters (12.7 acres).

Corporate Information

Overview

THL was established in October 2002 under the trading name “Lishui Zhonglin High Tech Co., Ltd.” by its incumbent owner. Following the establishment of the Forasen Green Energy Group, later renamed Forasen Group Ltd. (“Forasen Group”), in May 2003, 60% of THL’s shares were acquired by the Forasen Group. A second subsidiary, Tantech Charcoal, was acquired in September 2006 to manage the Forasen Group’s export business. In September 2008 a third subsidiary, Energy Tech, was established to research and develop bamboo charcoals application as a carbon component for EDLCs. Following the renaming of the Forasen Group to its current name, 95% of Bamboo Tech’s shares were acquired by USCNHK, a Hong Kong registered company, in December 2010.

Historical Timeline

Below is a brief timeline of key dates in our Company’s history since its formation.

•	September 2001: Tantech Charcoal is established.
•	October 2002: Bamboo Tech is established as “Lishui Zhonglin High Tech Co., Ltd.” with registered capital of RMB3.15 million.
•	April 2003: Lishui Forasen Green Industry Group (“Forasen Group”) was established.
•	May 2003: Forasen Group acquires 60% of Bamboo Tech.
•	December 2005: (1) Bamboo Tech reorganizes its structure (a) from a limited company to a shareholder company and (b) to increase registered capital to RMB21 million, resulting in a decrease of Forasen Group’s interest to 41.24%; (2) Bamboo Tech is renamed “Zhejiang Tantech Bamboo Technology Co., Ltd”; (3) Zhengyu Wang becomes legal representative of Bamboo Tech.

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•	September 2006: Bamboo Tech acquires Tantech Charcoal by transferring shares from Forasen Group and natural shareholders to Bamboo Tech. As a subsidiary, Tantech Charcoal’s business scope is exporting Forasen Group’s products to a multitude of countries worldwide.
•	September 2007: Forasen Group’s interest in Bamboo Tech increases to 44.25%.
•	January 2008: Bamboo Tech increases its registered capital to RMB27 million, decreasing Forasen Group’s interest to 34.41%.
•	July 2008 through April 2009: Several shareholders of Bamboo Tech transfer their interests to Forasen Group, increasing its interest in Bamboo Tech to 51.45%.
•	September 2008: Energy Tech is established and operates as subsidiary of Bamboo Tech.
•	October 2008: USCNHK is established as “Raymond & O/B Raysucess Co., Limited”.
•	October 2009: Forasen Group is renamed “Forasen Group”
•	November 2010: THL is established as “Sinoport Enterprises Limited.”
•	December 2010: (1) USCNHK is renamed “USCNHK Group Limited”; (2) Bamboo Tech increases its registered capital to RMB80 million, increasing Forasen Group’s interest to 95%; (3) Forasen Group transfers all of its interest in Bamboo Tech to USCNHK.
•	April 2013: THL is renamed “Tantech Holdings Ltd.”

Corporate Structure

Below is a chart representing our current corporate structure:

In the above chart, we provide the Chinese names of our corporate entities. As to THL and USCNHK, both the English and Chinese names are legal corporate names. As to Bamboo Tech, Tantech Charcoal and Energy Tech, only our Chinese names are legal corporate names, and the English translations are provided as courtesy translations.

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Our registered agent in the British Virgin Islands is Offshore Incorporations Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

THL

THL was incorporated on November 9, 2010 under the BVI Companies Act, 2004 as a company limited by shares under the name “Sinoport Enterprises Limited.” On April 15, 2013, Sinoport Enterprises Limited changed its name to “Tantech Holdings Ltd.” At the time of its formation, THL was authorized to issue 50,000 common shares with a par value of $1.00 per share. On November 19, 2010, THL issued 50,000 shares to its sole shareholder, Forasen Energy Co., Ltd, now named “Tanbsok Group Limited.”

On [_____] in contemplation of the initial public offering of its common shares, THL effected a split of its common shares. Upon completion of this split, THL was authorized to issue [_____] common shares, [_____] per share, of which [_____] are issued and outstanding prior to completion of the initial public offering of the company’s common shares. At formation, THL had one director, Dehong Zhang, a citizen of the Philippines. On June 21, 2013, Yefang Zhang, a citizen of the Philippines, was also appointed as a director of THL.

USCNHK

USCNHK was formed on October 17, 2008 under the Companies Ordinance (Chapter 32) of Hong Kong under the name “Raymond & O/B Raysucess Co., Limited.” On December 2, 2010, Raymond & O/B Raysucess Co., Limited changed its name to “USCNHK Group Limited.” USCNHK’s authorized share capital is HKD10,000, and the company has issued 10,000 shares, par value HKD1.00 per share, to its sole shareholder, THL. USCNHK has one director, Dehong Zhang, a citizen of the Philippines. On June 21, 2013, Yefang Zhang, a citizen of the Philippines, was also appointed as a director of USCNHK.

Bamboo Tech

Bamboo Tech was formed on October 23, 2002 under the name “Lishui Zhonglin High-Tech Co., Ltd.” (Chinese: 丽水中林高科有限公司). On December 31, 2005, Bamboo Tech changed its name to “Zhejiang Tantech Bamboo Technology Co., Ltd” Bamboo Tech’s authorized share capital is RMB80 million, of which USCNHK owns 95% and five individual PRC residents own the remaining 5%. Bamboo Tech is organized and qualified as a Sino-foreign joint venture enterprise under PRC law. Bamboo Tech has five directors, Zhengyu Wang, Yefang Zhang, Dexian Zhang, Xiaolin Chen and Yaqing Ye, all of whom are PRC citizens other than Yefang Zhang, who is a citizen of the Philippines.

Tantech Charcoal

Tantech Charcoal was formed on September 5, 2002. Tantech Charcoal’s authorized share capital is RMB 3.5 million, of which Bamboo Tech owns 100%. Tantech Charcoal is organized as a limited liability company under PRC law. Tantech Charcoal has one director, Zhengyu Wang, who is a PRC citizen.

Energy Tech

Energy Tech was formed on September 24, 2008. Energy Tech’s authorized share capital is RMB 30 million, of which Bamboo Tech owns 100%. Energy Tech is organized as a limited liability company under PRC law. Energy Tech has one director, Zhengyu Wang, who is a PRC citizen.

Bamboo and Bamboo Charcoal

Bamboo

Bamboo is a flowering perennial evergreen plant in the grass family. They are one of the fastest growing plants in the world, with some varieties growing more than three feet per day. Indeed, it is possible not merely to see the bamboo growing but to hear it growing in the fastest-growing varieties.

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Bamboo can be re-grown quickly following harvesting, ensuring high frequency utilization without shortages. Unlike trees, individual bamboo culms emerge from the ground at their full diameter and grow to their full height in a single growing season of three to four months. Over the next 2–5 years, fungus begins to form on the outside of the culm, which eventually penetrates and overcomes the culm. Eventually the fungal growths cause the culm to collapse and decay. As a result, bamboo culms generally have life cycles of up to ten years, at which point they must be cut down in order to preserve the environment of the surrounding forest. Optimal quality bamboo culms for carbonization are cut at five years of age. Additional bamboo can be grown in the same area where previous culms grew.

Bamboo is considered environmentally friendly because it takes in substantial amounts of carbon dioxide and gives off oxygen as it grows. Indeed, bamboo sequesters more carbon dioxide than an equivalent region of plantation trees. Moreover, harvesting of bamboo is considered more environmentally friendly than allowing it to live through the full life cycle, as such harvesting maximizes the amount of carbon dioxide the bamboo can sequester.

The speed with which bamboo grows, the versatility of the plant (being useful for such purposes as diverse as food, jewelry, lumber, charcoal and electricity), and its key role in protecting the environment make it an extremely important plant from an economic perspective worldwide, but especially in China.

For these reasons, China has promoted innovation in the bamboo industry, and more than 200 bamboo-related patents have been granted in China. China’s bamboo industry accounted for more than RMB70 billion in revenues and more than 35 million jobs in 2009. Given the central government’s goal to reduce carbon dioxide emissions per unit of GDP by 40 to 45 percent by 2020 compared to 2005, we expect the bamboo technology industry to continue to be important to the country’s long-term planning.

China now produces approximately 80% of the world’s bamboo and consumes approximately 60% of that production. China maintains approximately 5.5 million hectares of bamboo plantations, increasing by approximately 100,000 hectares annually, allowing it to lead the world in number of varieties, amount of bamboo reserves and production output, according to the International Network for Bamboo and Rattan (“INBAR”). What began as a small market for bamboo charcoal has grown into an industry in which over 100,000 tons of bamboo charcoal are produced per year at a value of more than $1 billion annually. China’s bamboo charcoal industry employs over 60,000 people in more than 1,000 businesses across the country.

During a period of rampant deforestation, China put in place restrictions on harvesting of natural wood and encouraged the country to make more use of bamboo. Under the National Forest Protection Program (“NFPP”), China implemented natural forest logging bans that covered 17 provinces in China. These bands required consumers of charcoal to look to other sources for creation of charcoal than the natural trees they were most familiar with using. During this time, bamboo charcoal became a viable alternative in the country.

Bamboo has many desirable characteristics compared to timber based products:

•	average lifespan of 8-10 years after cull (stem) will collapse and decay so harvesting is necessary;
•	will re-grow from same rootstalk (rhizome);
•	requires minimal rainwater and is drought resistant;
•	compared to an equivalent area of trees, bamboo takes in 5 times as much carbon dioxide; and
•	generates 35% more oxygen than an equivalent area of trees.

The physical and environmental properties of bamboo make it an exceptional economic resource for a wide range of uses. It grows quickly and can be harvested annually without depletion of the parent plant and without causing harvesting damage or deterioration in soil quality; in addition bamboo is very versatile and has many uses in the construction, culinary, furniture, pulp, pharmaceutical, and textiles industries. New uses for bamboo are being developed as we understand its biological, chemical and physical characteristics.

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According to the United Nations’ Food and Agriculture Organization the bamboo industry affects the lives of about 1.5 billion people around the world and global bamboo trade volumes are estimated anywhere between $5-10 billion annually and with potential for trade volumes to reach $15-20 billion annually by 2017-2020 according to the international not-for-profit organization, SNV. However since most bamboo trade of bamboo is sparsely and often occurs in the informal economy, few official statistics are available.

China is a major player in the bamboo supply chain with about 5.2 million hectares of bamboo forests (not including mountain bamboo bushes), Fujian, Zhejiang, Hunan and Jiangxi provinces accounting for 60% of the country’s forest area. According to the State Forestry Administration the domestic bamboo trade volume reached RMB 104 billion in 2011. It is estimated bamboo industries affect 300 million people’s lives in China alone.

Zhejiang province is situated on the shore of the East China Sea, and has about thirty genera and four hundred varieties of bamboos. The many thousands of bamboo products made there are sold all around the world, with an annual output of RMB 25 billion Yuan (3.7 billion USD) in 2008, a quarter of China bamboo industry’s total income. Zhejiang has 800,000 hectares of bamboo forests. Moreover, approximately 69% of Lishui prefecture is covered with forest, giving it the nickname “The Foliage Ocean of Zhejiang.”

Bamboo Charcoal

Bamboo charcoal has been documented in China as early as 1486 AD during the Ming Dynasty in China. Bamboo charcoal has traditionally been used as a heating source, in replacement of wood, coal or wood charcoal. As a source of heat, bamboo charcoal has a calorific value approximately half that of an equivalent weight of oil, and similar to the calorific value of wood. In addition to being an efficient source of heat, bamboo charcoal is considered less polluting than wood charcoal, because it burns more cleanly due to a lower percentage of volatile matter. Smoke and pollution in charcoal burning relate largely to moisture content and volatile matter. While careful processing can control the moisture content, the ratio of volatile matter is affected by the source of charcoal. Traditional wood charcoals may range between 5-40% volatile matter free of moisture, depending on the type of wood and the temperature at which it is carbonized. Bamboo heating charcoal tends to be between 13-17% volatile matter free of moisture.

Because of the relatively higher pollution levels in wood charcoal, it is estimated that the burning of wood fuel claims the lives of an estimated 2 million people every year who inhale the smoke. Moreover, it takes between seven and ten tons of wood to produce one ton of wood charcoal, compared with four tons of bamboo to produce one ton of bamboo charcoal.

In addition to use as a heating source, bamboo charcoal has applications as an adsorbent, deodorizer, dehumidifier, purifier and electrical conductor. Nonactivated bamboo charcoal is a versatile mineral matter with great porosity and consequently high absorption ability. Bamboo charcoal’s porous surface area makes it an ideal air and water purifying agent, odor absorbent, additive, dehumidifier and electromagnetic wave absorber (electromagnetic waves from computers, mobile telephones and other electronics are conducted through bamboo charcoal to dissipate their energy in the charcoal pores). While wood charcoal’s surface area may be as low as 20 m2/g, bamboo charcoal generally ranges from 200-600 m2/g, and our company’s EDLC carbon has achieved 2,200 m2/g.

While bamboo charcoal has a high absorptive capacity after carbonization, it becomes even more effective after activation. Activated bamboo carbon is bamboo charcoal that has been taken through an extra step greatly increasing its absorptive abilities. Activated bamboo charcoal can be used for cleaning the environment, absorbing excess moisture and producing medicines.

The carbonization process occurs in the absence of oxygen and produces a brown-black liquid containing more than 300 organic compounds known as bamboo vinegar, or pyroligneous acid. Following sedimentation two distinct layers appear: a light yellow-brown liquid (clarified bamboo vinegar) which can be refined to produce acetic acid, propionic acid, butyric acid, carbinol and organic solvents, and a viscid oily liquid (bamboo tar) containing large amounts of phenol substances. Bamboo vinegar is found in sanitary and health products as well as a range of horticultural fertilizers and organic solutions.

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EDLC Carbon

Bamboo charcoal is beginning to be used for applications in hi-tech industries. Due to the range of possible uses, there are a variety of essential qualities of bamboo charcoal required among various hi-tech industries. Bamboo charcoal is used in related research and to develop items such as baseboard material for supercapacitor research, high-capacity battery manufacturing, fiber synthesis mixed with bamboo charcoal in textiles, special coatings manufacture, enzyme fixing in biochemical technology, porous carbon materials manufacturing, nano-carbon tube research in biomedical sciences.

Supercapacitors refer to high capacitance electrochemical battery or capacitors. These devices can store more energy (energy density) than a traditional capacitor and more power (power density) than a battery bringing significant benefits to both “peak-assist” and “power-assist” applications. Some of the advantages of supercapacitors include:

•	They can be used in conjunction with batteries to increase voltage and energy.
•	There is no chemical reaction, which increases total lifespan and decreases risk of overcharging.
•	They have very low per-cycle costs.
•	Unit costs have decreased significantly in recent years, with 3,000 Farad supercapacitor that cost $5,000 in 2000 decreasing to $50 by 2011.

EDLCs are one of the three families of supercapacitors. The three types of supercapacitors (double-layer capacitors, pseudocapacitors, and hybrid capacitors) are often defined in terms of the combination of two storage effects, double-layer capacitance and pseudocapacitance. EDLCs rely on carbon electrodes or derivates with a much higher level of static double-layer capacitance than faradaic pseudocapacitance.

While existing supercapacitors have energy densities that are approximately 10% of a conventional battery, their power density is generally 10 to 100 times greater. As a result, supercapacitors are used in applications that require significant amounts of power, both in quick bursts and also for sustained periods.

Compared to traditional batteries, EDLCs can be charged and discharged many hundreds of thousands of times without any degradation or damage. This is due to the absence of chemical reactions. Additionally, EDLCs have much shorter charge/discharge times and can operate in a much wider temperature range. These qualities are made possible by the absorption/desorption processes that govern EDLCs as opposed to chemical reactions. EDLCs are constructed from a number of components namely electrodes, electrolytes, separators, collection fluid, lead and packaging materials. The electrode, electrolyte and membrane composition are critical in the performance and quality and will influence the basic properties of the final product.

Electrode Charcoal is a porous and amorphous carbon material. This special charcoal has a very highly developed and complex pore structure and a large surface area making it an ideal electrode fuel cell material for EDLCs.

The main uses of supercapacitors include:

•	Electric/Hybrid electric vehicle power supply (including cars, motorcycles and golf carts);
•	Immediate high power supply; high power energy storage, electric pulse power supply;
•	Renewable (solar/wind) energy storage buffer systems;
•	Utility meters: Electric meter, water meter, gas meter auxiliary power supply;
•	Uninterruptable power supply (“UPS”) systems, mainly for vital-use machines;
•	Backup power supply systems;
•	Direct current (“DC”) control power transformer and distribution stations and DC panels;
•	Military maintenance systems; and
•	Electric toys, electric tools, automatic flashlights and other types of power systems

Due to perceived favorable prospects in the industry, more than 50 domestic manufacturers are engaged in research and development of large and super capacity capacitors. However, only approximately 10 manufacturers are capable of mass production and have reach the utilization level. We believe the supercapacitors for vehicle use developed by Shanghai Aowei Technology Co., Ltd. are leading the industry in terms of technology. Through comparison with products made by foreign manufacturers, the electrical performance and physical performance of Aowei are equivalent to similar products made by foreign companies.

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At present, domestic manufacturers mainly produce electric double-layer capacitors. The main companies include Jinzhou Kam Company, Beijing Supreme Power Systems Co., Ltd, Shanghai Aowei Technology Co., Ltd. and etc. Jinzhou Kam Company is the largest supercapacitor manufacturer in China. Domestically made supercapacitors are believed to occupy 60-70% of China’s supercapacitor market share.

In addition, there are also several other domestic supercapacitor suppliers, such as Haerbin Jurong Newpower Co., Ltd., and Chaoyang Liyuan New Energy Co., Ltd. Meanwhile, provinces and cities like Jiangxi, Jiangsu, Henan, Shanxi and Tianjin have also launched relevant policies to support enterprises in their own territory to march into the newly-emerging energy storage component market of supercapacitor. For instance, Jiangxi Xinda Electronics Company, one of the top 100 electronic components companies in China, is seeking to cooperate with partners to produce supercapacitors. In 2011, the industry realized a total scale of $3.122 billion, an annual increase of 50% over 2010.

Japan is the main producer of carbon for EDLCs and has led the industry for 30 years. The main manufacturing companies include Calgon Mitsubishi Chemical Corporation, Futamura Chemical Co., Ltd, Kuraray Chemical, Japan Enviro Chemicals. Ltd, Takeda Pharmaceutical Company Limited, Osaka Gas Co., Ltd., Kansai Coke and Chemicals Co., Ltd., Kureha Chemical and Nippon Oil. Such companies take biomass such as coconut shells, or chemical raw materials such as phenolic resin or petroleum as raw material, and use water vapor or alkali to activate the carbon.

Korea is also a leader in terms of supercapacitor production and research. In July 2008, GS Caltex from Korea and Nippon Oil founded the joint venture Power Carbon Technology, which is engaged in production of activated supercapacitor carbon. The joint venture’s factory is predicted to reach 900 tons annual capacity by 2015, making it the largest manufacturer of activated supercapacitor carbon. Suntel Co., Ltd. was founded in 2001; it is a subsidiary under Heung-A Suntel. In 2008, it started to produce active carbon for supercapacitor; in 2010, the annual productivity reached 30 tons, making it the second largest manufacturer of activated supercapacitor carbon in Korea.

The main domestic manufacturers of active carbon for supercapacitor include our company, Chaoyang Senyuan Activated Carbon Co., Ltd, Henan Huaxian Active Carbon Factory, Nanjing Zhengsen Environment Protection Technology Co., Ltd., Nanjing Linda Active Carbon Co., Ltd., Daying Juneng Technology and Development Co., Ltd. and Fujian Xinsen Carbon Industry Co., Ltd.

Bamboo Charcoal Production Process

The process of making bamboo charcoal consists of the following steps:

1.	Raw Material Preparation

We select bamboo culms that are between 5 and 8 years old, which we consider the optimal range for our needs. Raw bamboo is prepared for pyrolysis, the thermochemical decomposition of organic material at elevated temperatures in the absence of oxygen. The absence of oxygen is what causes bamboo to convert into charcoal rather than to catch on fire. This preparation involves shaping the bamboo culm into the appropriate shape, depending upon the ultimate use of the charcoal product. Because the density, cavity structure and tissue composition of bamboo culms differ from top to bottom, and based on the age, soil and climate conditions in which the bamboo is grown, it is common to divide bamboo accordingly. The cut bamboo is typically air or smoke dried until moisture content is between 15 to 20%.

2.	Carbonization

The carbonization process consists of first loading the mechanical furnace with the prepared bamboo. Bamboo is then dried, to the extent it is not already dry, by heating at 120 to 150°C until the desired moisture content is reached. Pre-carbonization (150-280°C) then follows, paying attention to keep the temperature below the autoignition point of bamboo. The carbonization phase (280-450°C) is brief and exceeds the flash point of bamboo, releasing heat in an exothermic reaction. As the bamboo is carbonizing, bamboo vinegar and tar pyrolyze and flow out of the bamboo. The specific amount of bamboo vinegar that can be recovered depends on carefully coordinating the temperature and rate of increase.

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Next, high-temperature refining occurs between 600 and 1,100°C. During this stage, volatile matter is discharged due to the high temperature, and the fixed carbon content in the charcoal is increased as a result. The characteristics of the bamboo charcoal depend on choices made at this stage. For instance, electrical resistance decreases as carbonization temperature increases, while density increases. Techniques matter even in non-EDLC bamboo charcoal: bamboo carbonized at 500°C excels at filtering ammonia, while bamboo carbonized at 1,000°C is better at filtering benzene and toluene.

Finally, at the completion of refining, the bamboo charcoal is allowed to naturally cool. Once the temperature in the furnace is below 60°C, the charcoal may be unloaded.

3.	Finishing Process

After the carbonization process is completed, the bamboo charcoal is sorted according to grade and type, finished and processed, checked and packed for delivery.

As to briquette charcoal, the process for finishing involves disintegrating the charcoal into an appropriate size, combining the charcoal with a binding agent and pressing the charcoal into the desired briquette shape.

As to charcoal to be used for ornamental purposes, the charcoal may be left whole or ground to an appropriate size for the desired purpose.

Charcoal to be used for EDLC carbon purposes is first activated and then crushed to an appropriate size for the desired applications. The specific size and characteristics of the charcoal, including porosity, will depend upon the use intended by the EDLC manufacturer. To produce activated bamboo carbon, carbonized bamboo is subjected to a further process involving granulation and high pressure steam injection, which further exposes pores. The surface area to mass ratio of the bamboo charcoal can more than double after activation, and we have achieved a surface area to mass ratio of 2,200 m2/g for our EDLC carbon.

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Our Processing Workflow

We develop and manufacture our bamboo charcoal products using the following processing workflow:

Our Products

We produce and sell three categories of products, all of which are produced from bamboo charcoal and bamboo charcoal byproducts. Because of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly. Moreover, our facilities have received ISO 14001:2004 certification, which reflects our focus on measuring and managing our environmental impact.

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Samples of Charcoal Doctor solid products from our exhibition hall	Samples of Charcoal Doctor liquid products from our exhibition hall.

Charcoal Briquettes

We sell pressed and formed charcoal briquettes for use in grills, incense burners, and other applications for which the primary purpose of the charcoal is burning for heat or fuel. These products are sold in China and internationally under the Algold brand.

BBQ Charcoal Briquettes	Hookah Coals

Refined BBQ Charcoal	Disposable BBQ Grill

Our charcoal briquettes are processed from bamboo into charcoal and pressed into shapes appropriate for our customers’ preferred use. These products include barbecue grill briquettes, disposable all-in-one barbecue grills (including charcoal), and fuel for incense and tobacco burners.

We expect revenues generated from our charcoal briquette products will stabilize as we continue to focus on higher margin EDLC and Charcoal Doctor branded products. We expect a decline in comparison to these other segments, but no decline in absolute terms. We currently have annual production capacity of 10,000 tons from three fully automated mold and furnace production lines. The major markets for our briquette products are Europe, the Middle East and the US.

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Charcoal Doctor Products

Our primary consumer brand is Charcoal Doctor (“炭博士” or “Dr. Tan” in Chinese). In processing our charcoal products, the primary byproducts are solid charcoal and charcoal vinegar. We make use of both the solid and liquid byproducts in our Charcoal Doctor products.

Our Charcoal Doctor brand products have been the primary source of our revenue over the last few years. Charcoal Doctor products are sold throughout China and stocked by many supermarkets and specialty shops in Zhejiang Province and other provinces. We seek to protect and grow our market share pricing our products aggressively, often as much as 10-15% below our competitors’ prices. Our Charcoal Doctor gross profit margins average 35%, largely due to our industrialized and automated production processes. We plan to expand product lines in the coming years to take advantage of the many uses of bamboo charcoal and vinegar. Charcoal Doctor products can be categorized according to their physical state: liquid or solid:

Our solid charcoal products are primarily used for purification and deodorization. These consumer products are made from dry distilled carbonized bamboo, and have the ability to absorb harmful substances and foul odors from the air, including benzene, formaldehyde, ammonia and carbon tetrachloride. The primary ingredient of these products, activated charcoal, is well-known as an adsorbent. Our solid Charcoal Doctor products generally fit within three categories: (1) charcoal bags, (2) air purifiers and humidifiers and (3) charcoal deodorants. Within these categories, we sell three models of our charcoal bags, five models of our air purifiers and humidifiers and four models of our charcoal deodorants. Our primary Charcoal Doctor solid products include the following:

•	Air purifiers and humidifiers
•	Automotive accessories
•	Underfloor humidity control
•	Pillows and mattresses
•	Wardrobe deodorizers
•	Mouse pads and wrist mats
•	Clothes hangers
•	Charcoal nanofiber products
•	Charcoal soaps
•	Activated carbon filters
•	Shoe insoles
•	Decorative charcoal gifts

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Samples of the range of solid Charcoal Doctor products are pictured below.

Flat Health Pillow	Memory Foam Back Rest	Mesh Charcoal Insole

Clothes Hanger	Rod Charcoal Head Pillow	Air Purifier/Humidifier

Wardrobe Strips	Indoor Blue Flower	Bottle Bag

In addition to providing solid charcoal, the carbonization process also results in a liquid byproduct called bamboo vinegar. We use our Bamboo Beauty brand for our bamboo vinegar products. Bamboo vinegar is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners and fertilizers. We have adapted our bamboo vinegar for use in a variety of agricultural applications:

•	Fruit, vegetable, and other plant fertilizers
•	Soil conditioners and sweeteners
•	Flower nutrients
•	Bamboo vinegar soaps

We believe liquid products are crucial to maintaining close ties with the agricultural industry, which we expect will be a key area for growth in the coming years. We plan to expand in this area by adding production lines for daily health products, such as toilet-cleaning products, hand washing products, as well as other everyday household items based on silver ion nano technology.

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Samples of the range of liquid Charcoal Doctor products are pictured below.

Horticultural Additive	Melon Fertilizer	Red Fruit Fertilizer

First Stage Conditioner	Plant Sweetener	Flower of God Fluid

Strawberry Fertilizer	Bamboo Vinegar Paste	Bamboo Vinegar Soap

EDLC Carbon

We have recently begun to produce bamboo carbon for use in EDLCs. There are two main categories of supercapacitor, organic and aqueous. Our product serves as the industrial carbon compound for organic EDLCs. Because activated charcoal is an electrical conductor that is extremely porous and has a high specific surface area, it provides a useful electrode material.

Because this is an area of growing focus for our Company, we have invested heavily in R&D efforts in recent years to improve our production process and increase our capacity and efficiency. We only began developing EDLC carbon in 2008 with initial samples being sent to customers in May 2010; it was not until November 2011 that our products were ready for public sale. Thus far our EDLC products have had limited exposure in a market dominated by imports. Our EDLC penetration strategy is based on service and price. We seek to maintain our prices are at a discount of up to 20% from import prices for products of at least equivalent quality. We currently develop three activated carbon compounds:

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Product		FCA		FCO		FEC
		FCA-10	FCA-15	FCO-20	FCO-25	FEC-15	FEC-20
Description		Activated Carbon for Aqueous solution type EDLC		Activated Carbon for Organic solution type EDLC		Super Activated Carbon
Application		Ultra-low resistance for high current/ power applications mainly used in box type EDLC and dynamoelectric power supplies		High capacitance & energy density for button type, cylindrical, laminar and box type EDLC and lithium-ion EDLC		Molecular sieve, food decoloring, pharmaceuticals, precious metal recycling, cigarette filters, gas masks
Standards (National Standards are prefixed by GB/T, all others are Enterprise Standards)		Q/LCF 0017-2006		Q/LCF 0018-2007		GB/T12496.3, GB/T12496.8, GB/T19587
Configuration	Formulation	Powder		Powder		Powder
	Average Size (um)	5-15	5-15	5-10	5-10	10-100	10-100
Physical Properties	Specific Area (BET m2/g)	900-	1300-	1800-	~2200	1500-	≥200
	Total Pore Volume (cm3/g)	0.8-1.0	1.1-1.3	1.0-1.4	≥1.4	-	-
	Micro Pore Size (nm)	0.5-2	1-2	1.5-3.5	1.5-4	-	-
	Bulk Density	≥0.45	≥0.4	≥0.35	≥0.25	-	-
	Ash Content (%)	≤0.5	≤0.5	≤0.3	≤0.2	≤0.5	≤0.5
	Iodine Absorption (mg/g)	-	-	-	-	≥1500	≥1700
Electrochemical Characteristics	Specific Capacitance (F/g)	≥80	≥90	≥30	≥36	-	-
	Capacitance per Volume (F/cm3)	≥60	≥55	≥15	≥14	-	-

Distribution Channels and Methods of Competition

International Markets and Customers

All three categories of our products are sold to international markets, including bamboo vinegar, bamboo charcoal purification products, and EDLC carbon. The majority of export items are for non-energy use. We plan to increase our exports globally, particularly for our EDLC carbon. Target markets for EDLC carbon include the United States, Japan, South Korea and Europe, as these markets are more mature with regards to EDLC items. Less than 2% of our direct sales are currently international. Including business conducted with domestic distributors, however, we estimate that the percentage of goods sold for export is approximately 15%, with the majority destined for Japan, South Korea and Taiwan.

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The following is a list of selected international customers, their respective nations and products sold:

Country	Company	Product
Japan	IBR LTD.	Air Purification Charcoal Pieces
	Hyonen Kogyo Co., Ltd.	Bamboo Charcoal Powder; Bamboo Charcoal Pieces; Bamboo Charcoal Granules
	Takeda Corporation Co., Ltd.	Ceramic Balls, Eye patches
	Hokushin Shoji Co., Ltd.	Fertilizer; Wood Vinegar
	Fuji Chikusan Co., Ltd.	EDLC Carbon
South Korea	SeoKwang Labware Sales Co.	EDLC Carbon
	BF Korea Co., Ltd.	BBQ Charcoal; Disposable BBQ Charcoal
Taiwan	Longyuan Co., Ltd.	Deodorant Granules
	Mang Ga Industrial Corp.	Bamboo Charcoal
	Fay-Li Enterprises Co., Ltd.	Charcoal Keyboard Mats; Bamboo Charcoal Pieces; EDLC Carbon
Hong Kong	Active Trading Company Co., Ltd.	Disposable BBQ Charcoal
Germany	Alaa El Din Waterpipes & More	BBQ Charcoal; Shisha Tobacco Charcoal
Israel	Intersun, Ltd.	BBQ Charcoal

Domestic Markets and Customers

We have sales departments in Zhejiang, Hunan, Sichuan, Jiangsu and Shandong provinces in China. From these departments, our sales network has a presence in 11 cities throughout China. We have offices for marketing and distribution operations in Tianjin, Shenyang, Shanghai, Hangzhou, Wuhan, Changsha, Jinan, Guangzhou and Chengdu. In addition, we have logistics centers in Shanghai, Hangzhou and Guangzhou. Below is a map of our current network.

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Our Charcoal Doctor brand has been successful in the domestic market, and is sold through many specialty stores and large chain stores and supermarkets.

The following is a list of selected stores and shops that stock our products in China:

Store name	Total Stores	Stores Carrying Product	Nature of Relationship
Hongqi Chain	1,200	800	Direct Sale
Wal-Mart	390	350	Direct Sale
Carrefour	229	150	Direct Sale
Tesco Supermarket	136	136	Direct Sale
RT-Mart (HuaDong)	109	109	Direct Sale
Fujian Yonghui Supermarket	98	98	Distributor
Hangzhou Lianhua	90	70	Direct Sale
Meet All	68	68	Direct Sale
Jingmen Dongfang Store	56	56	Direct Sale
Yantai Zhenhua	50	50	Direct Sale
Zhengzhou Dennis	42	42	Direct Sale
Shandong Jiajiayue Group	40	40	Direct Sale
RT-Mart (Jinan)	33	33	Direct Sale
Qingdao Lotte Mart	9	9	Direct Sale
Xin Parkson	4	4	Direct Sale
Chengdu Rainbow	2	1	Direct Sale
Total		2,016

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We are in the process of expand our product line to include toilet cleaning and hand washing products, among others. We believe there will be a high demand for these types of products because of growing awareness of cleanliness and environmental protection, as well as antibacterial products and disinfectants. These products will help lead us into developing and marketing other consumer products and will help increase our market share of carbon products in China.

Methods of Competition

The primary market for our Charcoal Doctor line of products is household hygiene use. Our air purification, deodorizing, and other health promoting products such as our charcoal pillow, cater to a niche but growing market of health-conscious customers. Customers in this sector have a particular affinity to brands. Notwithstanding this loyalty, product-switching costs are low, so manufacturers must compete on price.

Because the household hygiene sector has enjoyed relatively strong growth in the last few years as a result of increases in disposable urban income and an increased awareness of healthy lifestyle products, we have focused on growing our market share in this industry. In order to do this, compete by pricing our products aggressively, often at a discount of 10-20% below our competitors. In addition, we pride ourselves on providing a high quality product, so that our customers believe they have received value for the price they pay.

With regards to household carbonized bamboo products, the Charcoal Doctor brand is one of the largest and most famous. The industry is geographically concentrated in the South East of China in the provinces of Anhui, Zhejiang and Fujian where bamboo is more prominent, the bamboo charcoal industry is also fragmented since it is subject to relatively low barriers of entry; low initial capital expenditure, low technical requirements (excluding high end EDLC carbon compounds), highly homogenous products and few substitutes.

We face competition from a number of companies operating in the vicinity. Many of these companies have similar profiles in terms of size, number of employees and product ranges. One of the largest competitors is Zhejiang Maitanweng Ecology Development Co. Ltd., a local company also from Zhejiang Province. Zhejiang Maitanweng has the largest franchise in the industry with a presence in over 100 cities in China. Like our Company, Zhejiang Maitanweng has an extensive product portfolio of 200 household, automotive and health related bamboo charcoal-based products.

Jie Jie Gao Charcoal is another company with a similar product portfolio. Also located in the Lishui vicinity, it also holds many outstanding awards and products are stocked by Walmart, Hualian, Century Mart and other supermarkets like our products are. Jie Jie Gao is also one of the founding members of INBAR - International Network for Bamboo and Rattan.

Due to product homogeneity and low barriers to entry branding is an important differentiator in the industry. There are no known foreign competitors in this specific segment.

Awards and Recognition

The Company is fully ISO 9000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its quality products and scientific research efforts:

2004

•	Lishui High-Tech Product Company Certification for its Bamboo Vinegar

2005

•	Zhejiang Province High Tech Product Award for its Bamboo Vinegar
•	Zhejiang Science and Technology Award (Third Class) for R&D of a continuous distillation process during the bamboo carbonization process

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2006

•	Zhejiang Science and Technology Award (Third Class) for its Liquid Bamboo Vinegar Products
•	Forestry Industry Award for Excellence in Forestry – Liquid Bamboo Vinegar Products (6th Anniversary)
•	Lishui City Forestry Industry Key Enterprise in Forestry Award
•	Liandu District High Tech Prize (Second Class) for R&D in Carbonization of Bamboo

2007

•	Zhejiang New Forestry High Tech Company Industrialization Project Award for R&D efforts in super capacitors using bamboo charcoal
•	Zhejiang Provincial-Level Key Enterprise in Forestry Award
•	Lishui Science and Technology Award (First Class) for its Liquid Bamboo Vinegar Products

2008

•	Official China High Tech Industry Enterprise Certificate (this award entitles the company to preferential enterprise income tax rates of 15% rather than 25%)

2009

•	National Torch Plan Project Certificate for Liquid Bamboo Products
•	National Science and Technology Progress Award (Second Class) for Bamboo Carbonization

2011

•	Zhejiang Science and Technology Award (Second Class) for its Activated Carbon Production Technology and Equipment Research
•	Garden Unit Recognition for beautification and ecological efforts

2012

•	Lishui City Recognition for Patent Grants

2013

•	Zhejiang Province High Technology Enterprise Recognition

Research and Development

We are committed to researching and developing applications of bamboo charcoal and activated bamboo charcoal. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. R&D is an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

Led by our Chief Technical Officer, Dr. Zhaihua Chen, our R&D team is well educated and has far-reaching research capabilities. Dr. Chen is a graduate of Chiba University in Japan and is one of the one-thousand talent plan experts, with particular expertise in carbon for supercapacitors.

The R&D team is well balanced and has 13 dedicated researchers and analysts focusing Charcoal Doctor product development and applications as well as EDLC formulations. Quality control is an important aspect of the teams work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

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We regularly collaborate with a number of top domestic universities and institutions for the advancement of bamboo charcoal research and process technology. Current efforts and collaborations cover a wide range of areas including but not limited to; bamboo vinegar applications, bamboo yield and quality improvements, bamboo’s natural characteristics, bamboo carbonization process optimization and engineering initiatives to optimize and integrate production processes. It is through these collaborations that the company has managed to secure important breakthroughs resulting in proprietary knowledge and patents. Research has been carried out in cooperation with the following notable institutions:

•	China National Bamboo Research and Development Center
•	Zhejiang University of Agriculture and Forestry
•	Zhejiang Academy of Forestry & Zhejiang Forestry Institute

Our Research Projects

We have led or participated in numerous scientific projects that have led to important technological breakthroughs and advances.

Project Description	Time Period	Project Level
Technological innovations to achieve productive annual capacity of 3,000 metric tons of EDLC carbon	12/08 – present	Central Government funded high-tech industrial project
Bamboo carbonization technology R&D for tobacco product manufacturing	12/07 – 6/10	Zhejiang Provincial Government funded scientific agricultural project
Development of dry distillation of bamboo wood	6/07-5/09	Central government funded high-tech agricultural project
Technological innovations to be able to produce bamboo vinegar in a continuous process	4/06-4/08	Zhejiang Provincial Government funded scientific agricultural project
Technological innovations to achieve productive annual capacity of 300 metric tons of EDLC carbon	1/06-12/07	Central Government funded high-tech industrial project
Bamboo vinegar spontaneous combustion automation production technology	8/04-12/06	Central Government funded high-tech agricultural project
Bamboo R&D for lithium-ion battery anodes	8/04-2/06	Zhejiang Provincial Government funded scientific project

During the years ended December 31, 2012 and 2011, we spent $174,347 and $188,706, respectively, on R&D. R&D expenditures in each year were for the following purposes

Purpose	Amount
Year Ended December 31, 2012
Salaries	$106,606
Materials	27,846
Other	39,895

Year Ended December 31, 2011
Salaries	$45,410
Materials	86,417
Other	56,879

In the coming year, we will continue our R&D efforts in our Charcoal Doctor and EDLC lines. In 2013, we expect to spend approximately $1.0 million on R&D projects to continue and further understanding of bamboo charcoal applications and improve efficiency in the value chain. We aim to research and develop five new products annually. Moreover, we plan to establish and develop a dedicated EDLC carbon R&D facility, which will allow for greater efficiency and effectiveness in research efforts than the current shared-use facility.

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The increase in planned R&D expenses is related to the following initiatives:

Purpose	Anticipated Amount
New R&D projects and expansion of R&D team, including new hires and testing expenses	$500,000
Purchase of new testing equipment	200,000
Set up of laboratories at Chinese universities	200,000
Other expenses	100,000
Total	$1,000,000

Our Patents

We rely on our technology patents to protect our domestic business interests and ensure our position as a bamboo technology pioneer in our industry. We currently hold ten issued patents, and one patent is pending:

Patent Description	Holder	Patent Type	Approval	Expiration	Patent Number
Methods and Equipment for Combustion and Distillation	Bamboo Tech	Invention	Mar. 22, 2006	Aug. 25, 2024	ZL 200410075047.0
Methods and Equipment for Water and Bamboo Vinegar Refining	Bamboo Tech	Invention	Mar. 7, 2007	Apr. 15, 2023	ZL 03108978.X
Biomass Acaricide with Gasified Tar for Organic Pesticides	Bamboo Tech	Invention	Nov. 18, 2009	Jan. 24, 2026	ZL 200610049234.0
A Door With Air Treatment Function	Bamboo Tech	Invention	June 15, 2011	Sep. 4, 2028	2008101204443
Method of Using Biomass as Raw Materials in Manufacturing Organic Carbon Electrodes	Tantech Charcoal	Invention	May 30, 2012	Oct. 20, 2028	200810121556.0
Titanium Dioxide Manufacturing Method	Tantech Charcoal	Invention	July 18, 2012	Dec. 11, 2028	200810162826.2
Aqueous Solution EDLC electrode materials performance measurement methodology	Energy Tech	Invention	Dec. 5, 2012	Aug. 20, 2029	200910101640.0
Supercapacitor Electric Car Batteries	Energy Tech	Utility Model	Dec. 31, 2008	Nov. 21, 2017	ZL 200720191201.X
Surface with fiber material in the perforated carbon plate	Bamboo Tech	Utility Model	July 14, 2010	May 21, 2019	200920120429.9
Aqueous Solution EDLC electrode materials performance measurement unit apparatus	Energy Tech	Utility model	May 19, 2010	Aug. 20, 2019	200920191752.5

Pending
Method of Rinsing organic electrodes	Energy Tech	Invention	Pending (Filed Oct. 23, 2008)		200810121706.8 (Application Number)

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Our Employees

As of September 30, 2013, we employed total of 129 full-time and 72 part-time employees in the following functions:

	Number of Employees
Department	September 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Senior Management	6	6	5	2
Human Resource & Administration	22	23	17	8
Finance	15	15	14	7
Research & Development	12	10	9	6
Production & Procurement	102	99	139	120
Sales & Marketing	44	29	29	27
Total	201	182	213	170

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC employment laws.

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Lishui City, which extend until between 2051 and 2058. Following is a list of our properties:

Property	Land Use Expiration	Space	Ground Floor Area
No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, People’s Republic of China (headquarters)	September 23, 2058	51,419 m2	37,248 m2
No. 508 Wen San Road, Room 1106, Hangzhou City, Zhejiang Province, People’s Republic of China	June 7, 2051	357 m2	118 m2
No. 888 Tianning Street, Lishui City, Zhejiang Province, People’s Republic of China	December 18, 2052	15,208 m2	13,755 m2
Total		66,984 m2	51,120 m2

Fixed assets at our properties consist of office equipment at all of our locations and, at our Lishui properties, equipment for the carbonization and processing of charcoal, both for our household goods products and for our EDLC carbon. This equipment includes furnaces, boilers, mixers, kilns/ovens, jet mills, pulverizers, chemical analytic equipment, generators, briquette hydraulic powder molding machines, carbon activation and pickling tanks, belt dryers, air compressors, bamboo vinegar refining equipment, container production lines, hot acid/water washing equipment and automatic packing machines.

All of our real property and fixed assets are encumbered by secured loans from our creditors. We have relocated our facilities from our facility on Tianning Street to a new, larger facility on Cen Shan Road. Forasen Group currently occupies approximately 500 square meters as its office. We have not historically charged Forasen Group for renting this office space. Following the completion of this Offering, we will refer the matter to our corporate governance committee to determine an appropriate rental fee for this office space. We will base the rental fee on comparable rental spaces in the Lishui area. We have rented approximately 4,922 square meters of our Tianning Street property, leaving 10,769 square meters vacant and available for rental. As of the date hereof, we have contracted rents of approximately $140,603 (RMB 885,888) per year. Although we estimate that current contracted rents will be sufficient to cover the costs to maintain the Tianning property (approximately $19,179 (RMB 121,000) per year), we have no guarantee at this point that we will be able rent the remainder of the property.

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None of our property is affected by any environmental issues that may affect our use of the property. At present, our plans to further develop, expand or improve these properties will be funded either through proceeds from this Offering if it is successful or through our operating cash flows. The estimated costs for such efforts, along with the description of the purposes for such expenditures, are described in “Use of Proceeds.”

Images of our facilities are presented below:

Carbon capacitance department workshops	Cen Shan Road office building

Recent Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures and divestitures (including interests in other companies) for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
Investments in building	$803,275	$2,564,485
Investments in machinery and production equipment	1,204,864	812,488
Investment in electronic equipment	8,018	44,242
Investment in office equipment	1,109	8,196
Investment in automobiles	18,913	64,489
Total capital expenditures	$2,036,179	$3,493,900

All of these capital expenditures have been made at our facilities in Lishui city in Zhejiang province for the construction of new workshops and office buildings and purchases of equipment in connection with the expansion of our production facilities. These expenditures were funded by cash flow from operations. We have made the following expenditures in 2013 year to date:

Through September 30, 2013
Investments in building	$—
Investments in machinery and production equipment	94,038
Investment in electronic equipment	70,836
Investment in office equipment	19,800
Investment in automobiles	120,656
Total capital expenditures	$305,330

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Moving forward, in 2013 and 2014, we expect to use capital expenditures primarily for the construction of two new production lines for our household products (specifically our hand sanitizer and liquid detergent products) and to increase the capacity and improve the technology used in the production of EDLC carbon. Specifically, we will continue to

•	purchase equipment to expand our household products;
•	grow our research and development staff; and
•	upgrade equipment to support the production of EDLC carbon.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We plan to use the proceeds of this Offering to fund these capital expenditures, as described in more detail in “Use of Proceeds.” If we are unable to complete the Offering, we plan to fund these capital expenditures through our operating cash flow.

Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 30, 2013:

Name	Age	Position(s)

Zhengyu Wang	44	Chairman and Chief Executive Officer

Zaihua Chen	48	Chief Technical Officer

Jianming Wu	46	Chief Operating Officer

Ningfang Liang	40	Chief Financial Officer

Qingsong Dong	38	Treasurer

Yefang Zhang	43	Director

Zhengyu Wang is a seasoned veteran in business and high-tech agricultural products. He founded Bamboo Tech in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. He earned an Executive MBA from Shanghai’s Fudan University, one of China’s top business schools, in July 2006. He has been appointed as a director because, as our founder, he has significant experience in leading and advising our Company and understands our industry.

Zaihua Chen is an academic in the field of general science, physics and chemistry, and has spent almost two decades in Japan. He joined Bamboo Tech in August 2008 where he has served as Technology Director and CTO. From 2006 to 2008, he served as Technology Director at Japan KANAC Co., Ltd, also in Takamatsu, Japan. From April 2001 to March 2006, he served as leader of R&D in Research Institute for Solvothermal Technology at the Japan Research Institute in Takamatsu, Japan. He graduated in 1985 from Fuzhou University with a degree in Chemistry, in Fuzhou, Fujian Province. In March 1994, he earned his Master’s Degree from Chiba University (Japan), in Education. He earned his Ph.D. at Chiba University in Natural Science Research in March 2000 from the Graduate School of Science and Technology, and extended his experience with Postdoctoral research at Yokohama National University in 2001 in Yokohama, Japan, focusing on Eco-Technology.

Jianming Wu joined Bamboo Tech in Feb. 2011 and has since served as our Chief Operating Officer. From June 2005 to February 2011, he worked in the Zhejiang WeiKang Pharmaceutical Co., Ltd. as General Manager. Prior to that, he was a Deputy Manager during June, 2003 to May, 2005. He worked for Zhejiang Ruixin Pharmaceutical Co., Ltd. as a Manager of Technical Department and Quality Control Department during March, 2000 and May, 2003. From September 1990 to February 2000, he served for Zhenan Pharmaceutical Co., Ltd. as a technician and manager. He graduated from Hangzhou University in June 1998 in Hangzhou, Zhejiang Province with a Bachelor’s Degree in Biology. He joined an Executive MBA program in China People’s University during 2006 and 2008, and once joined a Pharmaceutical DBA program in Beijing University during 2009 and 2011.

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Ningfang Liang became our Chief Financial Officer on March 7, 2013. Prior to joining our Company, Mr. Liang worked as the Chief Financial Officer at China GengSheng Minerals, Inc. from July 2011 to January 2013. Mr. Liang has over 17 years of finance and accounting experience, including over eight years at U.S. public companies, where he managed SEC reporting, internal controls, U.S. GAAP compliance, internal auditing, financial analysis and management reporting activities. He was the Finance Manager at White Mountains Re Ltd, the reinsurance subsidiary of White Mountains Insurance Group, Ltd. from December 2008 to June 2011. Additionally, he has held senior finance and accounting positions at American International Group, Inc. from December 2006 to December 2008, Celgene Corporation from January 2005 to December 2006, and China Construction Bank from July 1993 to May 2002. Mr. Liang is a licensed CPA in the states of New Jersey and Illinois and is a member of the American Institute of Certified Public Accountants. He holds a Bachelor’s degree in finance from Shanghai University of Finance and Economics, and an MBA from the University of Illinois Urbana-Champaign.

Qingsong Dong joined Bamboo Tech in March 2010 and has since served as Company Treasurer. From September 2003 to February 2010, he worked in the Kangchao Group Guangzhou Motorcycle Manufacturing Co., Ltd. as an Accountant and Finance Manager. From February 2003 to September, he worked for Zhejiang Kangli Metal Products Co., Ltd., a subsidiary of Kangchao Group, as an accountant in Hangzhou. From 1998 to 2002, he worked as Assistant Accountant at Dexing Credit Union, in Dexing City, Jiangxi Province. He graduated from the Jiangxi Academy of Finance in June 1998 in Nanchang, Jiangxi Province with a Bachelor’s Degree in Accounting.

Yefang Zhang has been in leadership roles for over a dozen years. She then helped to found Zhejiang Forasen Group Co., LTD in October 2002 and has served as a Board Member since then. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food and Stuff Co., LTD. From 1994 to 1997, she served as Vice GM of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991. She earned an Executive MBA from Zhejiang University of Industrial Management in Hangzhou in July 2005. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of three (3) directors. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors.

In connection with our initial public offering, we plan to increase the number of directors to five (5) directors, a majority of whom will be independent, as such term is defined by The NASDAQ Capital Market.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2014 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

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A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Zhengyu Wang currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Mr. Wang simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Wang as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. In connection with our initial public offering, we will establish three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee will consider diversity of opinion and experience when nominating directors.

Upon the establishment of an audit committee, the board will determine which of the directors qualifies as an audit committee financial expert.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;
•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
•	exercising the borrowing powers of the company and mortgaging the property of the company;
•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

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•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $30,000 per year for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

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We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on the Nasdaq Capital Market.

Executive Compensation

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

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Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2012 and 2011.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Zhengyu Wang(1)	2012	38,040	—	—	—	38,040
Chief Executive Officer	2011	37,080	—	—	—	37,080

Jianming Wu(1)	2012	28,530	—	—	—	28,530
Chief Operating Officer	2011	27,810	—	—	—	27,810

Ningfang Liang(2)	2012	—	—	—	—	-
Chief Financial Officer	2011	—	—	—	—	-

Zaihua Chen(1)	2012	68,948	—	—	—	68,948
Chief Technical Officer	2011	67,208	—	—	—	67,208

Qingsong Dong(1)	2012	19,020	—	—	—	19,020
Treasurer	2011	18,540	—	—	—	18,540

(1)	Salaries for all individuals in the above table were identical in 2011 and 2012 but were paid in RMB. As a result of changes in exchange rate, the U.S. Dollar amounts appear different.
(2)	Mr. Liang became an officer in 2013 and received no compensation in 2012 or 2011.

Employment Agreements

Each employee is required to enter into an employment agreement.  Accordingly, all of our employees, including management, have executed their employment agreements.  Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

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Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Zhengyu Wang

We entered into an unwritten long-term employment agreement with our chief executive officer, Mr. Zhengyu Wang, effective December 31, 2010. We are in the process of reducing Mr. Wang’s employment agreement to writing. Under the terms of Mr. Wang’s employment, Mr. Wang is entitled to the following:

•	Base compensation of approximately $38,040 (RMB 240,000), payable in 12 equal monthly installments of approximately $3,170 (RMB 20,000) each.
•	Reimbursement of reasonable expenses incurred by Mr. Wang.

Mr. Wang’s employment has no expiration date but may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Mr. Wang has agreed during the term of his employment and for two years afterwards not to compete with our company without our prior written consent and not to solicit or induce any of our employees, agents or independent contractors to end their relationships with us or otherwise to compete with our company.  He has further agreed that he will during the term of the agreement and afterwards, maintain the confidentiality of our confidential information.

Ningfang Liang

We entered into an employment agreement with our chief financial officer, Mr. Ningfang Liang, effective March 7, 2013. Under the terms of that employment agreement, Mr. Liang is entitled to the following:

•	Base compensation of $60,000, payable in 12 equal monthly installments of $5,000 each. Upon completion of this Offering, Mr. Liang’s salary will increase to $90,000 per year, and he will be granted an as-yet-undetermined number of options to purchase shares of our company.
•	Reimbursement of reasonable expenses incurred by Mr. Liang.

Mr. Liang’s employment agreement is scheduled to expire on March 6, 2014. Mr. Liang’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Mr. Liang has agreed during the term of the agreement and for two years afterwards not to compete with our company without our prior written consent and not to solicit or induce any of our employees, agents or independent contractors to end their relationships with us or otherwise to compete with our company.  He has further agreed that he will during the term of the agreement and afterwards, maintain the confidentiality of our confidential information.

Zaihua Chen

We entered into an employment agreement with our chief technical officer, Mr. Zaihua Chen, effective June 30, 2013. Under the terms of that employment agreement, Mr. Chen is entitled to the following:

•	Base compensation of approximately $68,948 (RMB 435,000), payable in 12 equal monthly installments of approximately $5,746 (RMB 36,250) each.
•	Reimbursement of reasonable expenses incurred by Mr. Chen.

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Mr. Chen’s employment agreement is scheduled to expire on June 30, 2018. Mr. Chen’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Mr. Chen has agreed during the term of the agreement and for two years afterwards not to compete with our company without our prior written consent and not to solicit or induce any of our employees, agents or independent contractors to end their relationships with us or otherwise to compete with our company.  He has further agreed that he will during the term of the agreement and afterwards, maintain the confidentiality of our confidential information.

Jianming Wu

We entered into an employment agreement with our chief operating officer, Mr. Jianming Wu, effective February 24, 2011. Under the terms of that employment agreement, Mr. Wu is entitled to the following:

•	Base compensation of approximately $28,530 (RMB 180,000), payable in 12 equal monthly installments of approximately $2,378 (RMB 15,000) each.
•	Reimbursement of reasonable expenses incurred by Mr. Wu.

Mr. Wu’s employment agreement is scheduled to expire on February 24, 2014. Mr. Wu’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Mr. Wu has agreed during the term of the agreement and for two years afterwards not to compete with our company without our prior written consent and not to solicit or induce any of our employees, agents or independent contractors to end their relationships with us or otherwise to compete with our company.  He has further agreed that he will during the term of the agreement and afterwards, maintain the confidentiality of our confidential information.

Qingsong Dong

We entered into an employment agreement with our treasurer, Mr. Qingsong Dong, effective February 28, 2013. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of approximately $19,020 (RMB 120,000), payable in 12 equal monthly installments of approximately $1,585 (RMB 10,000) each.
•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on February 28, 2016. Mr. Dong’s agreement may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Mr. Dong has agreed during the term of the agreement and for two years afterwards not to compete with our company without our prior written consent and not to solicit or induce any of our employees, agents or independent contractors to end their relationships with us or otherwise to compete with our company.  He has further agreed that he will during the term of the agreement and afterwards, maintain the confidentiality of our confidential information.

Director Compensation—Fiscal 2012

The following section presents information regarding the compensation paid during fiscal 2012 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”).

Non-Employee Directors

Historically, we have not paid our directors. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer of $30,000. We may also provide stock, option or other equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

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The following table presents information regarding the compensation of our non-employee directors for fiscal 2012:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Yefang Zhang	$0	$0	$0	$0	$0	$0	$0

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2011, to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Since the beginning of 2011, we have had transactions with the following related parties:

•	Zhengyu Wang
•	Yefang Zhang
•	Wangfeng Yan
•	Dexian Zhang
•	Dehong Zhang
•	Yamin Jin
•	Shihua Ye
•	Shiyang Zhang
•	LiShui JiuAnJu Commercial Trade Co., LTD
•	Zhejiang Forasen Group Co., LTD
•	Zhejiang Forasen Import & Export Co., LTD
•	Hangzhou Forasen Industry & Trade Co., LTD
•	Zhejiang Green Valley Charcoal’s Products Co., LTD
•	Zhejiang Forasen Food and Stuff Co., LTD
•	Zhejiang Forasen Wooden and Bamboo Products Co., LTD
•	Da Xin An Ridge Xingsen Energy Co.
•	Hangzhou Forasen E-Commerce Co., LTD
•	Forasen Group Research Co., LTD
•	China Wooden and Bamboo Products Marketing Co.
•	Hangzhou Nanlin Forasen Co.

Summary of Status of Related Party Transactions

Given the number of related transactions, we believe it is helpful to provide an overview of the related party transaction balances. More detail, please refer to note 13 of the accompanying financial statements. As described in more detail below, as of the date of this filing, only one related party, Zhejiang Forasen Group Co., LTD has a balance.

	As of the Date of Filing (Estimated)	As of December 31, 2012	As of December 31, 2011
Aggregate Due from Related Parties	$488,040	$15,693,583	$10,747,722
Aggregate Due to Related Parties	—	940,045	1,878,303
Net Due From Related Parties	$488,040	$14,753,538	$8,869,419

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These related parties fall within two categories: those who are shareholders, officers and directors of THL and/or Bamboo Tech, and those who are related to Zhejiang Forasen Group Co., LTD. All amounts described in this section are unsecured, interest-free and due on demand.

Shareholders, Officers, Directors and Employees of THL and Bamboo Tech

THL is owned entirely by Tanbsok Group Ltd., the sole shareholder of which is Ms. Yefang Zhang, the spouse of our Chief Executive Officer and the Chairman of our Board of Directors, Mr. Zhengyu Wang.

As of December 31, 2012 and 2011, Mr. Zhengyu Wang owed our company $214,265 and $53,993, respectively, representing personal loans made to Mr. Wang. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, Ms. Yefang Zhang owed our company $383,250 and $405,418, respectively, representing personal loans made to Ms. Zhang. As of the date of this filing, all such amounts have been repaid, and our company has implemented policies to ensure ongoing compliance with Section 402 of the Sarbanes-Oxley Act.

Yefang Zhang has the following relatives who have had transactions with our company in the last two years. Dexian Zhang and Dehong Zhang are Yefang Zhang’s brothers. Shihua Ye is Yefang Zhang’s mother, and Shiyang Zhang is her father.

As of December 31, 2012 and 2011, respectively, our company owed Shihua Ye $0 and $4,085, respectively, representing personal loans made from Ms. Ye to our company. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, respectively, our company owed Shiyang Zhang $0 and $2,514, respectively, representing personal loans made from Mr. Zhang to our company. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, respectively, Dehong Zhang owed our company $7,561 and $7,402, respectively, representing personal loans made from our company to Mr. Zhang. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, respectively, Dexian Zhang owed our company $57,047 and $55,846, respectively, representing personal loans made from our company to Mr. Zhang. As of the date of this filing, all such amounts have been repaid.

THL owns 100% of USCNHK, which in turn owns 95% of Bamboo Tech. The remaining 5% of Bamboo Tech is owned by five individual PRC resident shareholders, each of whom owns 1% of Bamboo Tech. Those shareholders are Wangfeng Yan, Xiaozhong Lin, Dexian Zhang (mentioned above as the brother of Yefang Zhang), Yaqing Ye and Xiaolin Chen.

All of these shareholders of Bamboo Tech invested cash for their interests in Bamboo Tech and, with the exception of Mr. Lin, are employed by our company and/or our subsidiaries. Mr. Lin was previously employed by Bamboo Tech. All of the shares of Bamboo Tech held by these five individual shareholders are encumbered by a right of first refusal that gives the remaining shareholders the right to acquire a pro rata interest in such shares in the event such shareholder wishes to sell.

As of December 31, 2012 and 2011, respectively, our company owed Wangfeng Yan $0 and $356,044, respectively, representing personal loans made from Mr. Yan to our company. As of December 31, 2012 and 2011, respectively, Wangfeng Yan owed our company $61,641 and $0, respectively, representing personal loans made from our company to Mr. Yan. As of the date of this filing, all such amounts due to and from Mr. Yan have been repaid.

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Wangfeng Yan and Dexian Zhang each own 50% of the equity of Lishui JiuAnJu Commercial Trade Co., Ltd. (“LJC”). Although LJC’s name shares “JiuAnJu” in common with a third-party debtor, ZheJiang JiuAnJu Environment Protection Co., LTD, this entity is unrelated to LJC or its shareholders. Prior to September 11, 2011, LJC was an unrelated party owned by Yonghong Wu. At that time, LJC was a customer of our company and distributed our products for sale. Although the terms of such sales were generally interest-free 60 days net payment, LJC became delinquent in its payments to our company and accrued a significant account payable to our company. In order to protect our company from the risk of default by LJC, Zhengyu Wang personally loaned Mr. Zhang and Mr. Yan RMB 10 million to purchase all of the equity of LJC from Ms. Wu and assume the liabilities of LJC. In the event Mr. Zhang and Mr. Yan fail to repay Mr. Wang upon demand, Mr. Wang has the right to obtain ownership of LJC.

As of December 31, 2012 and 2011, respectively, LJC owed our company $7,223,907 and $6,820,391, respectively, representing trade accounts receivable for sales made to LJC by our company and further loans from our company to LJC for its operational needs. As of the date of this filing, all such amounts have been repaid. In the year ended December 31, 2011, we purchased $4,636,966 from LJC, representing purchases of packaging materials and product components made prior to the acquisition of LJC by Mr. Zhang and Mr. Yan. Since Mr. Zhang and Mr. Yan acquired LJC on September 11, 2011, we have sold no further products to LJC.

Forasen Companies

Mr. Zhengyu Wang and Ms. Yefang Zhang each own 50% of the equity of Zhejiang Forasen Group Co., LTD (“Forasen Group”). Moreover, 95% of Bamboo Tech was previously owned by Forasen Group, rather than USCNHK. Forasen Group owns part of the equity of Da Xin An Ridge Xingsen Energy Co. (“DXA”) and Zhejiang Forasen Food and Stuff Co., LTD (“ZFF”). Forasen Group previously owned part or all of the equity of Zhejiang Forasen Import & Export Co., LTD (“ZFI”), Hangzhou Forasen Industry & Trade Co., LTD (“HFI”), Hangzhou Forasen E-Commerce Co., LTD (“HFE”), Forasen Group Research Co., LTD (“FGR”), China Wooden and Bamboo Products Marketing Co. (“CWB”), Hangzhou Nanlin Forasen Co. (“HNF”) and Zhejiang Forasen Wooden and Bamboo Products Co., LTD (“ZFW”) prior to their respective sales to separate third parties. Tantech Bamboo acquired Zhejiang Green Valley Charcoal’s Products Co., LTD (“ZGV”) in 2010 and sold to a third party in 2011.

As of December 31, 2012 and 2011, Forasen Group owed our company $4,230,147 and $0, respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. As of December 31, 2012 and 2011, our company owed Forasen Group $0 and $609,162, respectively, representing small purchases by our company. As of the date of this filing, all such amounts due to Forasen Group have been paid, and an aggregate of approximately $488,040 remains due from Forasen Group. As of December 31, 2012 and 2011, our company had sales to Forasen Group of $677,238 and $3,680,762, respectively. Prior to 2012, we exported our BBQ products through Forasen Group, as we lacked the appropriate export approvals. In 2012, we established Tantech Charcoal for purposes of exporting BBQ products to foreign markets. As a result, sales to Forasen Group decreased significantly in 2012, and we have had no sales to Forasen Group in 2013.

As of December 31, 2012 and 2011, ZFF owed our company $2,967,390 and $2,898,756, respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. We understand that ZFF made such funds available to Forasen Group. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, ZFI owed our company $408,382 and $431,200, respectively, representing loans made to support the rubber and mushroom trading activities of Forasen Group. We understand that ZFI made such funds available to Forasen Group. As of the date of this filing, all such amounts were repaid to Forasen Group, which then repaid our company.

As of December 31, 2012 and 2011, our company owed DXA $3,091 and $3,026, respectively, representing small purchases by our company. As of the date of this filing, all such amounts have been repaid.

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As of December 31, 2012 and 2011, our company owed ZFW $179,726 and $160,583, respectively, representing small purchases by our company. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, our company owed HFI $676,989 and $662,730, respectively, representing purchases of goods by our company made in and prior to 2010. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, ZGV owed our company $114,702 and $0, respectively, representing purchases of goods from our company made in and prior to 2010. As of December 31, 2012 and 2011, our company owed ZGV $0 and $33,032, respectively, representing purchases of goods from ZGV by our company made in and prior to 2010. As of the date of this filing, all such amounts due to or from ZGV have been repaid.

As of December 31, 2012 and 2011, HFE owed our company $24,584 and $26,580, respectively, representing purchases of goods from our company made in and prior to 2010. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, FGR owed our company $706 and $691, respectively, representing purchases of goods from our company made in and prior to 2010. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, CWB owed our company $0 and $47,444, respectively, representing purchases of goods from our company made in and prior to 2010. As of the date of this filing, all such amounts have been repaid.

As of December 31, 2012 and 2011, our company owed HNF $48,144 and $47,130, respectively, representing purchases of goods by our company made in and prior to 2010. As of the date of this filing, all such amounts have been repaid.

Yamin Jin was previously a shareholder of Forasen Group. As of December 31, 2012 and 2011, respectively, our company owed Yamin Jin $32,096 and $0, respectively, representing personal loans made from Yamin Jin to our company. As of the date of this filing, all such amounts have been repaid.

Future Related Party Transactions

After completion of this Offering, the Corporate Governance Committee of our Board of Directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as we had no independent directors at that time. In particular, following completion of this Offering, we will request that the Corporate Governance Committee of our Board of Directors review the proposed terms for rental of our office by Forasen Group to ensure that the terms of such rental are no less favorable than could be obtained from unaffiliated third parties.

Principal Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of September 30, 2013 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

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The number and percentage of common shares beneficially owned before the offering are based on [_____] common shares outstanding as of September 30, 2013. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of September 30, 2013 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Zhejiang Tantech Bamboo Technology Co., Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, People’s Republic of China. As of the date of the Prospectus, we have one (1) shareholder of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Pre-Offering Percentage Ownership(2)	Post-Offering Percentage Ownership
Directors and Named Executive Officers:
Zhengyu Wang(3)	50,000	100%	[_____]	%
Zaihua Chen	—	0	0
Jianming Wu	—	0	0
Qingsong Dong	—	0	0
Yefang Zhang(3)	50,000	100%	[_____]	%
All directors and executive officers as a group (five (5) persons)	50,000	100%	[_____]	%

5% Beneficial Owners:
Tanbsok Group Ltd(3)	50,000	100%	[_____]	%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person. In addition, the percentage ownership assumes the return to the shareholder of all shares subject to the Make-Good Escrow.
(3)	Tanbsok Group Ltd holds one hundred percent of our issued and outstanding shares prior to commencement of this Offering. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is a director of our company and the spouse of our Chief Executive Officer and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

In connection with the reorganization of Bamboo Tech to become a 95% owned subsidiary of USCNHK, Tanbsok Group Ltd., through our Chief Executive Officer, Zhengyu Wang, and director, Ms. Yefang Zhang, agreed with 31 individual shareholders of Bamboo Tech that, upon the completion of the initial public offering of the shares of THL, such individual shareholders would be given a single opportunity to purchase for cash the number of shares of THL equal to their proportionate ownership of Bamboo Tech, adjusted to reflect completion of the offering. The purchase price will be equal to the price paid to acquire their shares in Bamboo Tech. To accomplish such purchase, Tanbsok Group Ltd will transfer such of its own shares of THL as may be required to effect the parties’ intentions. As a result, the fulfillment of this agreement will not change the number of shares issued and outstanding at the time of the completion of the offering. Prior to commencement of this offering, such individuals in the aggregate have the right to purchase approximately 26% of the shares of THL owned by Tanbsok.

Description of Share Capital

THL was incorporated on November 9, 2010 under the BVI Companies Act, 2004 as a company limited by shares under the name “Sinoport Enterprises Limited.” On April 15, 2013, Sinoport Enterprises Limited changed its name to “Tantech Holdings Ltd.” As of the date of this prospectus, we have authorized [_____] common shares, of $[_____] par value per share.

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The following are summaries of the material provisions of our amended and restated memorandum and articles of association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our common shares. The forms of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part.

Underwriter Warrants

Upon completion of this offering, we will issue warrants to purchase up to [_____] common shares to our underwriter. The underwriter warrants are described in the section of this prospectus entitled “Underwriting and Plan of Distribution.”

Options

Stock Option Pool

We intend to establish a pool for share options for our employees following the completion of this offering. This pool will contain options to purchase our common shares equal to [_____]% of the number of common shares outstanding at the conclusion of this offering, not including any shares underlying underwriter warrants. This pool will contain options to purchase [_____] of our common shares subject to outstanding share options or reserved for issuance under our share incentive plan. The options will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant options under this pool to certain employees as of the closing of this offering. Any options granted as of the closing of this offering will have an exercise price per common share equal to the offering price. We have not yet determined the recipients of any such grants.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares.

At the completion of this offering, there will be [_____] (assuming the sale of [_____]) common shares issued and outstanding. The total number of shares outstanding excludes any shares underlying underwriter warrants we issue to our underwriter in this offering.

Listing

We have applied to list the common shares on the Nasdaq Capital Market under the symbol “TANH.”

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is expected to be VStock Transfer, LLC, 77 Spruce Street, Suite 201, Cedarhurst, NY 11516.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may not be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds.

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Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 10 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice: (a) if it is so agreed by shareholders holding not less than 90% of the common shares entitled to vote on the matters to be considered at the meeting, or 90% of the common shares of each class or series entitled to vote together as a class or series, together with not less than 90% of the remaining votes; or (b) if all shareholders holding common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our memorandum and articles of association.

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Transfer of common shares

Subject to the restrictions in our memorandum and articles of association, the lock-up agreements with our underwriter described in “Shares Eligible for Future Sale— Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;
•	subject to our memorandum, divide our authorized and issued shares into a larger number of shares; and
•	subject to our memorandum, combine our authorized and issued shares into a smaller number of shares.

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Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;
•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and
•	we have caused a notice to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

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While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

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Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or
•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. However, our memorandum and articles of association do not permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

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Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute. However, our memorandum and articles of association expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

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Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Shares Eligible for Future Sale

Before our initial public offering, there has not been a public market for our common shares. Future sales of substantial amounts of shares of our common shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

The [_____] common shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal [_____] shares immediately after our initial public offering, or
•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

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Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register up to [_____] of our common shares subject to outstanding stock options or reserved for issuance under our stock incentive plan, such amount being equal to [_____]% of the number of common shares issued and outstanding after the closing of the offering. This registration will permit the resale of these common shares by nonaffiliates in the public market without restriction under the Securities Act. Common shares registered pursuant to the Form S-8 held by affiliates will be subject to Rule 144 volume limitations. As of the date of this Prospectus, we have not issued any options to purchase our common shares.

Lock-up Agreements

We, our directors and executive officers and existing stockholders who own in the aggregate [_____] shares of our common stock, will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of [_____] from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for shares of our common stock owned or acquired on or prior to the closing date of this offering (including any shares of common stock acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, except for certain exceptions and limitations.

Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale.

Post-Offering

Shares	Date Available for Sale
Currently Outstanding Common Shares (All Subject to Lock-Up Agreements): [_____]	After [_____] from the date of effectiveness or commencement of sales of the public offering
Common Shares in Option Pool: [_____]	From vesting dates through expiration of grants
Common Shares Underlying Underwriter Warrants: [_____]	After 180 days from the date of effectiveness or commencement of sales of the public offering
Shares Offered in this Offering: [_____]	After the date of this prospectus, these shares will be freely tradable.

Material Tax Matters Applicable to U.S. Holders of Our Common Shares

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.” Our company is not subject to value added taxes or enterprise income taxes by virtue of qualifying as an entity engaged in agriculture. Our exemption from value added taxes derives from State Council Order No. 538, which exempts from value added taxes self-produced agricultural products sold by agricultural producers. Our exemption from enterprise income tax derives from State Council Order No. 512, which exempts from enterprise income tax income from enterprises engaged in agriculture. If these exemptions were to be terminated or we were to fail to qualify to receive these exemptions, we would be subject to taxation at the standard rates of 17% for value added taxes and 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;

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•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark-to-market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or
•	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of dividends and other distributions on our common shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets) or 15% for all other individuals, assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010. If capital gains preferential rates are not renewed, such gains would be taxable at the personal income rates then in place. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010. Our actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

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A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

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Enforceability of Civil Liabilities

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Deheng Law Offices, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Deheng Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Kaufman & Canoles, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the British Virgin Islands. We have also been advised by Kaufman & Canoles that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

Underwriting and Plan of Distribution

[_____] is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated [_____] with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

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Name	Number of Shares
[_____]	[_____]
[_____]	[_____]
[_____]	[_____]
Total:	[_____]

The underwriters are committed to purchase all the shares of common stock offered by us, other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters propose to offer the shares of common stock offered by us to the public at the initial public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at the public offering price less a concession not to exceed $[_____] per share. The underwriting discount of $[_____] per share is equal to eight percent (8%) of the initial offering price. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and other selling terms. Investors must pay for any shares purchased on or before [_____].

Discounts, Commissions and Expense Reimbursement.  The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share		No Exercise		Full Exercise
Public offering price	$	[_____]	$	[_____]	$	[_____]
Underwriting discounts and commissions to be paid by us	$	[_____]	$	[_____]	$	[_____]
Proceeds, before expenses, to us	$	[_____]	$	[_____]	$	[_____]

We will also pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the shares.

We have paid an expense deposit of $88,000 to the representative for out-of-pocket-accountable expenses, including those set forth below. The underwriting agreement, however, provides that in the event the offering is terminated, the $88,000 expense deposit paid to the representative to date will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay the underwriters’ expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual; (b) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel); and (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters.).

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We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $[_____].

Overallotment Option.  We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an additional [_____] shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[_____] and the total net proceeds, before expenses, to us will be $[_____]. To the extent such option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

Discretionary Accounts.  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We, our directors and executive officers and existing stockholders who own in the aggregate [_____] shares of our common stock, will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of [_____] from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for shares of our common stock owned or acquired on or prior to the closing date of this offering (including any shares of common stock acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, except for certain exceptions and limitations.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Representative's Warrants.  We have agreed to issue to the representative and to register herein warrants to purchase up to a total of [_____] shares of common stock (8% of the shares of common stock sold in this offering, excluding the over-allotment) and to also register herein such underlying shares. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering The warrant are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

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Electronic Offer, Sale and Distribution of Securities.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.
●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.
●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.
●	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the s securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market or on the OTC QB in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

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Potential Conflicts of Interest.   The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The principal business address of [_____] is [_____].

Selling Restrictions.   Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of securities may not be made to the public in that Member State, other than:

(a) to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or

(c) in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State), and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

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Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.  For the purpose of this paragraph, PRC does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

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Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Legal Matters

The validity of the common shares offered hereby will be passed upon for us by Kaufman & Canoles, P.C. [_____] is acting as counsel to the underwriter. Certain legal matters as to PRC law will be passed upon for us by Deheng Law Offices and for the underwriter by [_____]. Kaufman & Canoles, P.C. may rely upon Deheng Law Offices with respect to matters governed by PRC law. [_____] may rely upon [_____] with respect to matters governed by PRC law.

The current address of Kaufman & Canoles, P.C. is Two James Center, 14th Floor, 1021 E. Cary St., Richmond, Virginia 23219. The current address of Deheng Law Offices is 07, 08A, 16/F, CBD International Mansion, No. 16 Yongan Dongli, Chaoyang District, Beijing, China 100022.

Experts

Friedman LLP, independent registered public accounting firm, has audited our consolidated financial statements for each of the years ended December 31, 2012 and 2011, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Friedman LLP’s report, given on their authority as experts in accounting and auditing. The current address of Friedman LLP is 1700 Broadway, New York, New York 10019.

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Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Disclosure of Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the memorandum and articles of association of the Registrant, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

The Registrant was founded on November 9, 2010. In connection with its founding, Forasen Energy Co., Ltd (now Tanbsok Group Ltd) received 50,000 shares, par value $1.00 per share, in return for payment of $50,000 and contribution of its interest in USCNHK.

The above transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(2) thereof, Regulation D and Regulation S promulgated hereunder as a transaction by the Registrant not involving any public offering, the purchasers met the “accredited investor” criteria and had adequate information about the Registrant as required by the rules and regulations promulgated under the Securities Act. These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.
3.1*	Articles of Association of Tantech Holdings Ltd
3.2*	Memorandum of Association of Tantech Holdings Ltd
4.1*	Specimen Common Share Certificate
5.1*	Opinion of Kaufman & Canoles, P.C., counsel of Tantech Holdings Ltd, as to the validity of the common shares.
8.1*	Opinion of Kaufman & Canoles, P.C., counsel of Tantech Holdings Ltd, as to tax matters.
10.1*	Translation of Employment Agreement with Zhengyu Wang.
10.2*	Translation of Employment Agreement with Ningfang Liang
10.3*	Translation of Employment Agreement with Zaihu Chen
21.1†	List of subsidiaries.

Part II - 1

23.1*	Consent of Friedman LLP
23.2*	Consent of Kaufman & Canoles, P.C., counsel of Tantech Holdings Ltd (included in Exhibit 5.1).
24.1*	Powers of attorney (included on signature page to the registration statement).

*	To be filed by amendment.
†	Filed herewith.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II - 2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lishui, People’s Republic of China, on [_____].

TANTECH HOLDINGS LTD

*
Zhengyu Wang
Chairman and Chief Executive Officer

*	To be signed upon the first non-confidential filing of this registration statement on Form F-1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Zhengyu Wang as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Chairman and Chief Executive Officer
Zhengyu Wang	(Principal Executive Officer)

Chief Financial Officer
Ningfang Liang	(Principal Financial and Accounting Officer)

Director
Dehong Zhang

Part II - 3

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TANTECH HOLDINGS LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Tantech Holdings Ltd

We have audited the accompanying consolidated balance sheets of Tantech Holdings Ltd and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

New York, New York

June 10, 2013

F-1

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2012	2011
Assets
Current Assets
Cash	$618,002	$109,323
Restricted cash	3,530,563	4,782,910
Accounts receivable, net	20,397,692	29,496,484
Inventories, net	1,629,988	688,989
Due from related parties	15,693,583	10,747,722
Loans to third parties, net	1,584,044	4,912,536
Advances to suppliers, net	4,482,759	608,830
Other receivables	657,004	241,640
Deferred tax assets	379,460	470,587
Total current assets	48,973,095	52,059,021

Property, plant and equipment, net	12,919,403	11,089,477

Other Assets
Intangible assets, net	1,870,080	1,868,722

Total Assets	$63,762,578	$65,017,220

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank loans	$2,086,242	$2,042,300
Long-term bank loans payable Long-term bank loans —current portion	-	3,142,000
Bankers acceptance notes payable	7,061,127	11,288,307
Accounts payable	2,952,191	6,331,993
Due to related parties	940,045	1,878,303
Loans from third parties	205,567	305,237
Customer deposits	1,339,962	1,385,295
Taxes payable	1,311,563	1,866,228
Accrued liabilities and other payable	803,883	1,030,219
Total current liabilities	16,700,580	29,269,882

Long-term bank loans - net of current portion	4,012,004	3,927,500
Total Liabilities	20,712,584	33,197,382

Equity
Common Stock
$1 par value, 50,000 shares authorized, issued and outstanding	50,000	50,000
Additional paid-in capital	15,562,703	15,562,703
Statutory reserves	2,853,314	1,808,419
Retained earnings	19,897,145	11,049,058
Accumulated other comprehensive income	2,808,871	2,033,205
Total Shareholders' Equity	41,172,033	30,503,385
Noncontrolling interest	1,877,961	1,316,453
Total Equity	43,049,994	31,819,838
Total Liabilities and Equity	$63,762,578	$65,017,220

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(In US Dollars)

	For the Years Ended December 31,
	2012	2011
Revenues
Sales to third parties	$49,841,714	$44,011,727
Sales to related parties	677,238	3,680,762
Total revenue	50,518,952	47,692,489

Cost of revenues	36,516,118	35,869,945

Gross Profit	14,002,834	11,822,544

Operating expenses
Selling expenses	1,093,606	925,586
General and administrative expenses	947,632	2,925,679
Research and development expenses	174,347	188,706
Total operating expenses	2,215,585	4,039,971

Income from operations	11,787,249	7,782,573

Other income (expenses)
Interest income	84,353	-
Interest expense	(200,495)	(123,299)
Government subsidy income	371,510	37,126
Other income, net	264,518	80,079
Total other income (expenses)	519,886	(6,094)

Income before income taxes	12,307,135	7,776,479

Provision for income taxes	1,893,470	1,104,224

Net income	10,413,665	6,672,255

Net income attributable to the noncontrolling interest	(520,683)	(333,613)

Net income attributable to common stockholders	$9,892,982	$6,338,642

Net income	10,413,665	6,672,255
Other comprehensive income:
Foreign currency translation gains	816,491	1,046,127

Comprehensive income	11,230,156	7,718,382

Less: Comprehensive income attributable to
noncontrolling interest	(561,508)	(385,919)

Comprehensive income attributable to common stockholders	$10,668,648	$7,332,463

Net income attributable to common stockholders	$9,892,982	$6,338,642

Weighted Average Shares Outstanding - Basic and diluted	50,000	50,000
Earnings Per share -Basic and Diluted	$197.86	$126.77

The accompanying notes are an integral part of these consolidated financial statements

F-3

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Changes in Equity

(In US Dollars)

				Accumulated
			Additional	Other			Non
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Total
	Shares	Amount	Capital	Income	Reserves	Earnings	Interest	Equity
Balance at January 1, 2011	50,000	$50,000	$15,562,703	$1,039,384	$948,452	$5,570,383	$930,534	$24,101,456

Appropriation of retained earnings to statutory reserve fund	-	-	-	-	859,967	(859,967)	-	-
Foreign currency translation gains	-	-	-	993,821	-	-	52,306	1,046,127
Net income for the year	-	-	-	-	-	6,338,642	333,613	6,672,255
								-
Balance at December 31, 2011	50,000	$50,000	$15,562,703	$2,033,205	$1,808,419	$11,049,058	$1,316,453	$31,819,838

Appropriation of retained earnings to statutory reserve fund	-	-	-	-	1,044,895	(1,044,895)	-	-
Foreign currency translation gains	-	-	-	775,666	-	-	40,825	816,491
Net income for the year	-	-	-	-	-	9,892,982	520,683	10,413,665
								-
Balance at December 31, 2012	50,000	$50,000	$15,562,703	$2,808,871	$2,853,314	$19,897,145	$1,877,961	$43,049,994

The accompanying notes are an integral part of these consolidated financial statements

F-4

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(In US Dollars)

	For the Years Ended
	December 31,
	2012	2011

Cash flows from operating activities

Net income	$10,413,665	$6,672,255
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Changes in allowances	(142,854)	1,092,247
Depreciation expense	462,771	378,736
Deferred income tax provision (benefit)	99,986	(414,170)
Amortization of intangible asset	42,609	41,471
Changes in operating assets and liabilities:
Accounts receivable	9,522,994	(25,923,003)
Advances to suppliers	(3,580,961)	1,345,985
Inventory	(914,594)	10,636,793
Other receivables	(154,879)	430,048
Accounts payable	(3,472,078)	572,325
Customer deposits	(74,199)	449,055
Taxes payable	(841,784)	518,004
Accrued liabilities and other payables	(245,396)	123,857
Net cash provided by (used in) operating activities	11,115,280	(4,076,397)

Cash flows from investing activities
Additions to property, plant and equipment	(2,034,198)	(3,493,900)
Loans to related parties	(4,655,663)	(4,619,388)
Repayments of loan to third parties	3,391,251	6,798,904
Net cash used in investing activities	(3,298,610)	(1,314,384)

Cash flows from financing activities
Restricted cash	1,338,309	(2,383,935)
(Repayment of) Proceeds from loans from third party	(104,910)	3,546
Borrowings from Bankers acceptance notes payable	11,714,015	15,736,485
Repayments of Bankers acceptance notes payable	(16,128,182)	(9,272,318)
Borrowings from bank loans	2,060,157	5,098,500
Repayments of bank loans	(5,229,628)	(6,952,500)
(Repayments of) Proceeds from loans from related parties	(966,435)	554,877
Net cash (used in) provided by financing activities	(7,316,674)	2,784,655

Effect of exchange rate changes on cash	8,683	59,068

Net increase (decrease) in cash	508,679	(2,547,058)

Cash, beginning of year	109,323	2,656,381

Cash, end of year	$618,002	$109,323

Supplemental disclosure information:
Income taxes paid	$2,340,238	$1,132,825
Interest paid	$585,457	$719,206

The accompanying notes are an integral part of these consolidated financial statements

F-5

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Tantech Holdings Ltd (“Tantech BVI”, formerly known as Sinoport Enterprises Ltd) is a limited liability company established under the laws of the British Virgin Islands on November 19, 2010 as a holding company to develop business opportunities in the People’s Republic of China (“PRC” or “China”).

Tantech BVI owns 100% interest of Uscnhk Group Limited (“Uscnhk”), a limited liability company established in Hong Kong.

On December 31, 2010, Uscnhk entered into an equity transfer agreement with Zhejiang Forasen Group Co., Ltd. ("Forasen Group”), in which Uscnhk agreed to acquire 95% ownership interest of Zhejiang Tantech Bamboo Technology Co., Ltd ("Tantech Bamboo") from Forasen Group at a total price of RMB 76,000,000. (approximately $12 million) . Five other individuals own the remaining 5% equity interest of Tantech Bamboo.

Incorporated in the City of Lishui, Zhejiang Province of China on December 5, 2005, Tantech Bamboo is engaged in the research and development, production and distribution of various bamboo products. In addition, Tantech Bamboo also has two wholly-owned subsidiaries: Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) and Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy”).

For accounting purpose, the above mentioned transactions were accounted for in a manner similar to a recapitalization. Tantech BVI and its wholly-owned subsidiary Uscnhk, who own 95% interest of Tantech Bamboo, were effectively controlled by the same majority shareholders of Tantech Bamboo.

Therefore, Tantech BVI, Uscnhk and Tantech Bamboo are all considered under common control. The consolidation of Tantech Bamboo and its subsidiaries into Tantech BVI has been accounted for at historical cost and prepared on the basis as if the aforementioned reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The consolidated financial statements include the accounts of Tantech BVI and its subsidiaries, Uscnhk, Tantech Bamboo as well as Tantech Bamboo’s wholly owned subsidiaries, Tantech Charcoal and Tantech Energy, (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances for doubtful accounts and advances to suppliers; the valuation of inventories, land use rights and property, plant and equipment; and accruals for income tax uncertainties and other contingencies when applicable.

F-6

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued)

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, due from related parties, loans to third parties, advances to suppliers, accounts payable, due to related parties, loans from related parties, customer deposits, accrued expenses, short term bank loans and bankers acceptance notes payable approximates their recorded values due to their short-term maturities. The carrying value of the Company’s long-term loan approximates fair value based on current market rates for loans of similar terms.

Cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bankers acceptance notes payable and letters of credit. The Company is required to maintain 30% to 50% of the balance of the bankers acceptance notes payable to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

F-7

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued)

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventories

The Company values its inventories at the lower of cost or market, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

Property and Equipment and Construction in Progress

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5-10 years
Transportation equipment	4 years
Office equipment	4 - 5 years
Electronic equipment	3 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

F-8

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued)

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use. Capitalized interest amounted to $463,084 and $470,426 for the years ended December 31, 2012 and 2011, respectively.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products. The Company recognizes these funds as a current liability until the revenue can be recognized.

Non-controlling interest

Non-controlling interest represents the minority stockholders’ proportionate share of 5% of the equity of Tantech Bamboo.

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery (acceptance by customer) has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer. Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Cost of revenues also includes the cost of raw materials and utility purchased from related parties. Write-down of inventory for lower of cost or market adjustments is also recorded in cost of revenues.

Subsidy Income

The Company receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”.

Other Income

In the ordinary course of business, the Company may receive technical consulting fees which are included in other income on the consolidated statements of income and comprehensive income. The technical consulting fees earned for the years ended December 31, 2012 and 2011 were $176,986 and $85,767, respectively.

F-9

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued)

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC.   Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2012 and 2011 were RMB1 for $0.1605 and $0.1571 respectively. The average exchange rates for the years ended December 31, 2012 and 2011 were RMB1 for $0.1585 and $0.1545 respectively.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2012 and 2011. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2012 and 2011. All tax returns since the Company’s inception are subject to examination by tax authorities.

F-10

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued)

Value Added Tax

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

F-11

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued)

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Research and Development Costs

Research and development costs are expensed to operations as incurred.

Recently Issued Accounting Pronouncements

The Company’s management believes that recently issued accounting standards will not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	December 31,
	2012	2011

Accounts receivable	$21,737,248	$30,719,854
Allowance for doubtful accounts	(1,339,556)	(1,223,370)

Accounts receivable, net	$20,397,692	$29,496,484

Note 4 – Inventories

Inventories consisted of the following:

	December 31,
	2012	2011

Raw materials	$524,162	$400,308
Finished products	973,460	313,674

Work in process	158,959	89,624
Subtotal	1,656,581	803,606
Allowance for slow-moving inventories	(26,593)	(114,617)

Total	$1,629,988	$688,989

Inventories included raw materials, packaging materials and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

F-12

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Advances to suppliers, net

Advances to suppliers consisted of the following:

	December 31,
	2012	2011

Advances to suppliers	$4,936,887	$1,282,979
Allowance for doubtful accounts	(454,128)	(674,149)

Advances to suppliers, net	$4,482,759	$608,830

The Company seeks best prices for raw material supply sources that comply with its quality requirements. Advances to suppliers represent prepayments made to assure continuous supply, high quality and favorable payment term that the Company can get.

Note 6 – Intangible assets, net

	December 31,
	2012	2011

Software	$12,936	$8,455
Land use rights	2,070,399	2,026,791

Total	2,083,335	2,035,246
Less: Accumulated amortization	(213,255)	(166,524)

Intangible assets, net	$1,870,080	$1,868,722

There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of December 31, 2012 and 2011, land use rights with net book value of $1,862,788 and $1,864,089, respectively, were pledged as collateral for the Company’s loans.

The land use rights are amortized over fifty years and the software is amortized over 5 years. Amortization expenses for intangible assets for the years ended December 31, 2012 and 2011 totaled $42,609 and $41,471, respectively. Amortization expense for each of the next five years will approximate $40,000.

F-13

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation as of December 31, 2012 and 2011 consisted of the following:

	December 31,
	2012	2011

Building	$10,993,751	$2,849,698
Machinery and Production equipment	3,668,074	2,396,393
Electronic equipment	136,105	125,290
Office equipment	34,678	32,848
Automobiles	155,740	149,922

Subtotal	14,988,348	5,554,151
Accumulated depreciation	(2,098,712)	(1,609,996)
Construction in progress	29,767	7,145,322

Total	$12,919,403	$11,089,477

Construction in progress mainly relates to the construction of the new manufacturing facility which was completed in 2012.

Note 8 – Short-term bank loans

On August 10, 2011, the Company entered into a short-term loan agreement with Bank of China, Lishui Branch to borrow RMB 13 million (equivalent of $2,042,300) for working capital needs. The loan was due on August 9, 2012 with an annual interest rate of 7.87%. The Company pledged the factory buildings and land use rights having a carrying amount of approximately $2 million as collateral for the loan. The loan was repaid on July 25, 2012.

On July 25, 2012, the Company entered into a short-term loan agreement with Bank of China, Lishui Branch to borrow RMB 13 million (equivalent of $2,086,242) for working capital needs. The loan was due on January 24, 2013 with an annual interest rate of 7.34%. The Company pledged the factory buildings and land use rights with carrying amount of approximately $2 million as collateral for the loan. The loan was repaid on January 16, 2013. See Note 18 for details of a new loan with Bank of China.

Note 9 – Bankers acceptance notes payable

Bankers acceptance notes payable do not carry a stated interest rate, but have a specific due date usually for a period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in amount equals to 30% to 50% of the balances of the bankers acceptance notes. As of December 31, 2012 and 2011, deposits of $3,530,563 and $4,782,910, respectively, were reported as restricted cash on balance sheet.

F-14

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Bankers acceptance notes payable (Continued)

Bankers acceptance notes payable consisted of the following:

	December 31,
	2012	2011

Bankers acceptance notes issued by Bank of China, for six months (7/31/2012 – 1/30/2013), repaid in full in 2013	$2,246,722	$-
Bankers acceptance notes issued by Bank of China, for six months (11/22/2012 – 5/22/2013), repaid in full in 2013	2,246,722	-
Bankers acceptance notes issued by Bank of China, for six months (11/28/2012 – 5/28/2013), repaid in full in 2013	2,567,683	-
Bankers acceptance notes issued by Bank of China, for six months (8/24/2011 – 2/24/2012)	-	2,199,400
Bankers acceptance notes issued by China Construction Bank (due on various dates in 2012)	-	4,375,907
Bankers acceptance notes issued by Bank of China, for six months (11/24/2011 – 5/24/2012)	-	4,713,000

Total	$7,061,127	$11,288,307

Note 10 – Long-term bank loans

Long-term bank loans consisted of the following:

	December 31,
	2012	2011

Loan payable to Shanghai Pudong Development Bank, for three years (4/14/2011 – 4/13/2014) with annual interest rate of of 6.84%	$4,012,004	$3,927,500
Loan payable to Shanghai PuDong Development Bank, for two years (6/7/2010 – 6/6/2012) with annual interest rate of 5.94%	-	785,500
Loan payable to Shanghai PuDong Development Bank, for two years (7/1/2010 – 6/30/2012) with annual interest rate of 5.94%	-	1,571,000
Loan payable to Shanghai PuDong Development Bank, for two years (7/2/2010 – 7/1/2012) with annual interest rate of 5.94%	-	785,500

	4,012,004	7,069,500
Less: Current portion	-	3,142,000

Total long-term debt	$4,012,004	$3,927,500

F-15

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Long-term Bank Loans (Continued)

As of December 31, 2012, scheduled future loan repayments are as follows:

2013	$-
2014	4,012,004

Total	$4,012,004

No payments of principal or interest are due until maturity.

The Company pledged its land use rights and factory buildings with carrying amount of approximately $9.7 million as collateral for the loans.

The Company incurred interest expense of $663,579 and $593,725 related to the bank loans for years ended December 31, 2012 and 2011, respectively; of which, $463,084 and $470,426 were capitalized in construction in progress for years ended December 31, 2012 and 2011, respectively.

The average loan balance was $7,607,598 in 2012 and $9,659,002 in 2011 while the average annual interest rate was 7.02% in 2012 and 6.51% in 2011.

Note 11 – Accrued liabilities and other payables

Accrued liabilities consisted of:

	December 31,
	2012	2011

Wages and benefits	$118,942	$132,771
Dividends payable	444,706	435,339
Accrued expenses	73,746	144,524
Other payables	166,489	317,585

Total	$803,883	$1,030,219

On January 21, 2009, the Company’s Board of Directors adopted a resolution to declare dividends of RMB 5,400,000 (equivalent to $789,372) to its shareholders of record as of December 31, 2008. As of December 31, 2012, the outstanding dividend payable was RMB2,771,096 (equivalent to $444,706).

The Company has not declared or paid any other dividends and may choose not to make additional distributions in the future. Any decision as to the payment of dividends will depend on available earnings, the capital requirements of the Company, the Company’s general financial condition and other factors deemed pertinent by the Board of Directors.

F-16

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Third party loans

Loans to Third Parties and loans from third parties consisted of:

	December 31,
	2012	2011

ZheJiang JiuAnJu Environment Protection Co., LTD	$1,146,575	$1,306,305

Tahe Xingzhongda Charcoal’s products Co., LTD	437,469	428,255
Zhejiang Jiqing Industry & trade Co., LTD	-	3,177,976

Total loans to third parties	$1,584,044	$4,912,536

Total loans from third parties	$205,567	$305,237

Loans to (from) third parties were unsecured, interest-free and due upon demand.

Note 13 – Related party transactions

The relationships and the nature of related party transactions are summarized as follow:

Name of Related Parties	Relationship to the Company	Nature of Transactions

Zhejiang Forasen Group Co., LTD	Controlled by a same shareholder group	Customer/Working capital loan
Zhejiang Forasen Import & Export Co., LTD	Controlled by a same shareholder group	Customer
Hangzhou Forasen Industry & Trade Co., LTD	Controlled by a same shareholder group	Customer
Zhejiang Green Valley Charcoal’s products Co., LTD	Controlled by a same shareholder group	Customer/ Supplier
Zhejiang Forasen Food and Stuff Co., LTD	Controlled by a same shareholder group	Working capital loan
Zhejiang Forasen Wooden and Bamboo Products Co., LTD	Controlled by a same shareholder group	Supplier
LiShui JiuAnJu Commercial Trade Co., LTD	Controlled by a same shareholder group	Supplier/Working capital loan
Da Xin An Ridge Xingsen Energy Co.	Controlled by a same shareholder group	Supplier
Wang, Zhengyu	CEO of Tantech Bamboo	Personal loan
Zhang, Yefang	Wang, Zhengyu’s wife	Personal loan
Yan, Wangfeng	A shareholder	Personal loan

F-17

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Related party transactions (Continued)

Due from related parties consisted of the following:

	December 31,
	2012	2011

LiShui JiuAnJu Commercial Trade Co., LTD	$7,223,907	$6,820,391
Zhejiang Forasen Group Co., LTD	4,230,147	-
Zhejiang Forasen Food and Stuff Co., LTD	2,967,390	2,898,756
Zhejiang Forasen Import & Export Co., LTD	408,382	431,200
Zhang, Yefang	383,250	405,418
Wang, Zhengyu	214,265	53,993
Zhejiang Green Valley Charcoal’s products Co., LTD	114,702	-
Other related parties	151,540	137,964

Total due from related parties	$15,693,583	$10,747,722

Due to related parties consisted of the following:

	December 31,
	2012	2011

Hangzhou Forasen Industry & Trade Co., LTD	$676,989	$662,730
Zhejiang Forasen Group Co., LTD	-	609,162
Yan, Wangfeng	-	356,044
Zhejiang Forasen Wooden and Bamboo Products Co., LTD	179,726	160,583
Other related parties	83,330	89,784

Total due to related parties	$940,045	$1,878,303

The balances of due from related parties and due to related parties were unsecured, interest-free and due upon demand.

Sales to related parties

The Company sold merchandise to its affiliates in the ordinary course of business. The sales made to related parties consist of the following:

	December 31,
	2012	2011

Zhejiang Forasen Group Co., LTD	$677,238	$3,680,762

F-18

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Related party transactions (Continued)

Purchases from related parties

The Company purchases merchandise from its affiliates in the ordinary course of business. The purchase made to related parties consists of the following:

	December 31,
	2012	2011

LiShui JiuAnJu Commercial Trade Co., LTD	$-	$4,636,966

Note 14 – Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital before the conversion.

Pursuant to the Company’s articles of incorporation, the Company is to appropriate 50% of the entity’s registered capital as the statutory surplus reserve.

The Company made appropriations of $1,044,895 and $859,967 for years ended December 31, 2012 and 2011, respectively.

Note 15 – Taxes

Taxes Payable

Taxes payable at December 31, 2012 and 2011 consist of the following:

	December 31,
	2012	2011

VAT tax payable	$120,054	$125,383
Corporation income tax payable	1,050,407	1,537,865
Other tax payable	141,102	202,980

Total	$1,311,563	$1,866,228

F-19

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Taxes (Continued)

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

Uscnhk is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at unified rate of 15% starting from 2008 when it was approved by local government as a high-tech company.

Tantech Charcoal and Tantech Energy were registered in the PRC and are currently subject to corporate income tax at unified rate of 25%.

The following table reconciles PRC statutory rates to the Company’s effective tax rate for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011

Statutory PRC income tax rate	25%	25%
Favorable tax rate impact (a)	(8)%	(9)%
Permanent difference	(2)%	(2)%

Effective income tax rate	15%	14%

(a) One of the Company’s subsidiaries, Tantech Bamboo is subject to a tax rate of 15%.

The provision for income tax consists of the following:

	December 31,
	2012	2011

Current	$1,793,484	$1,518,394
Deferred	99,986	(414,170)
Total	$1,893,470	$1,104,224

F-20

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Taxes (Continued)

The Company’s subsidiaries in China incurred net operating losses of $0 and $1,309,283 for China income tax purposes for the years ended December 31, 2012 and 2011. No valuation allowance against the deferred tax assets is considered necessary. The net operating loss incurred in 2011 has been recovered and utilized in 2012.

Significant components of deferred tax assets are as follows:

	December 31,
	2012	2011

Allowances for doubtful accounts and other reserves	$379,460	$331,529
Net operating loss carry forward	-	139,058

Total deferred tax assets	$379,460	$470,587

Note 16 – Major customers and suppliers

For the year ended December 31, 2012, four major suppliers accounted for approximately 28%, 15%, 15% and 14% of the total purchases, respectively. For the year ended December 31, 2011, two major suppliers accounted for approximately 38% and 18% of the total purchases, respectively.

For the year ended December 31, 2012, four major customers accounted for approximately 26%, 24%, 11% and 10% of the Company’s total sales, respectively. For the year ended December 31, 2011, two major customers accounted for approximately 64% and 14% of the Company’s total sales, respectively.

Note 17 – Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results solely by the revenue of consumer products, trading and biofuel energy products. As such, the Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, trading and biofuel energy.

Consumer products segment manufactures and sells Charcoal Doctor branded products in China and oversea markets. Trading segment conducts rubber trading business. Biofuel energy segment produces and sells BBQ charcoal to customers in Asia, Europe and North America and started the production of bamboo-based carbon used in Electric Double Layer Capacitor in 2012.

F-21

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Segment information (Continued)

The following table presents summary information by segment for each of the two years ended December 31.

	Consumer Product		Trading		Biofuel Energy		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenue	$34,906,684	$40,082,082	$8,962,587	$5,286,182	$6,649,681	$2,324,225	$50,518,952	$47,692,489
Cost of revenue	22,619,463	28,605,694	8,359,535	5,131,033	5,537,120	2,133,218	36,516,118	35,869,945
Gross profit	12,287,221	11,476,388	603,052	155,149	1,112,561	191,007	14,002,834	11,822,544
Depreciation & amortization	203,574	201,698	88,845	87,313	214,124	131,196	506,543	420,207
Segment profit	9,517,502	7,909,701	156,574	(140,602)	739,589	(1,096,844)	10,413,665	6,672,255
Segment assets	42,786,293	42,249,025	10,784,531	10,089,526	10,191,754	12,678,669	63,762,578	65,017,220

Note 18 – Subsequent events

On January 14, 2013, the Company entered into a loan agreement with Bank of China, Lishui Branch to borrow RMB 13 million (equivalent of $2,086,242) for working capital needs. The one-year loan is due on January 16, 2014 with an annual interest rate of 6.9%. The Company pledged the factory buildings and land use rights as collateral for the loan.

On May 22, 2013, the Company obtained RMB 14 million (equivalent of $2,283,400) bankers acceptance notes from Bank of China. The notes payable are due on November 22, 2013.

On May 29, 2013, the Company obtained RMB 16 million (equivalent of $2,611,632) bankers acceptance notes from Bank of China. The notes payable are due on November 29, 2013.

F-22